Dreyfus
Cash Management
Funds

SEMIANNUAL REPORT July 31, 2004

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Contents

The Funds

For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

The Funds



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2004, the six Dreyfus Cash Management Funds (Taxable) produced the following annualized yields and annualized effective yields:[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Cash Management		
Institutional Shares	0.92	0.93
Investor Shares	0.67	0.68
Administrative Shares	0.82	0.83
Participant Shares	0.53	0.53
Dreyfus Cash Management Plus, Inc.		
Institutional Shares	0.98	0.98
Investor Shares	0.73	0.73
Administrative Shares	0.88	0.88
Participant Shares	0.58	0.58
Dreyfus Government Cash Management		
Institutional Shares	0.92	0.93
Investor Shares	0.68	0.68
Administrative Shares	0.82	0.83
Participant Shares	0.53	0.53
Dreyfus Government Prime Cash Management		
Institutional Shares	0.85	0.85
Investor Shares	0.60	0.60
Administrative Shares	0.75	0.75
Participant Shares	0.45	0.45
Dreyfus Treasury Cash Management		
Institutional Shares	0.84	0.85
Investor Shares	0.60	0.60
Administrative Shares	0.75	0.75
Participant Shares	0.45	0.45
Dreyfus Treasury Prime Cash Management		
Institutional Shares	0.85	0.85
Investor Shares	0.60	0.60
Administrative Shares	0.75	0.75
Participant Shares	0.45	0.45

Economic and Market Environment

Despite signs of renewed economic strength at the beginning of the reporting period, money market yields remained anchored by the 1% federal funds rate and remained near historically low levels. While new economic data in February 2004 further confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint. In addition, the consumer price index in February indicated that the core rate of inflation rose only 0.1%, reinforcing the perception that the Federal Reserve Board (the "Fed") still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth expanded at a 4.4% annualized rate during the first quarter of 2004.

In early April 2004, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, an unexpectedly strong report that fueled concerns that long-dormant inflationary pressures might finally have begun to resurface. As the month progressed, higher energy and commodity prices appeared to lend credence to that view. As a result, money market yields began to rise at the longer end of the maturity spectrum.

The Fed again left interest rates unchanged in May. However, unlike previous pronouncements, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured." Soon after the Fed meeting, non-farm payroll data showing a second consecutive month of gains triggered a significant change in investor expectations, which shifted from the belief that interest rates were unlikely to rise in 2004 to anticipation that the Fed might begin to tighten monetary policy as early as June. Indeed, the Fed raised the federal funds rate by 25 basis points to 1.25% on June 30. Most investors had anticipated the Fed's move; therefore, the money markets already reflected the impact of the increase.

In its June 30 statement, the Fed noted that "policy accommodation can be removed at a pace that is likely to be measured" but that it was prepared to "respond to changes in economic prospects as needed to fulfill its obligation to maintain price stability." Consequently, most analysts believed that the June 30 rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 3.0% rate during the second quarter of 2004, in spite of headwinds resulting from higher energy prices and ongoing terrorism fears.

However, the economy appeared to hit a "soft patch" in July. Consumer spending waned as 2003's income tax cuts and low mortgage refinancing rates became a thing of the past. Employment numbers released in July also disappointed, with fewer jobs created in the previous month than many analysts expected. Nonetheless, most investors continued to believe that the Fed would increase the federal funds rate at their meeting in August, and money market yields reflected those expectations. Indeed, 10 days after the end of the reporting period, the Fed raised short-term rates by another 25 basis points to 1.5%.

Portfolio Focus

Early in the reporting period, we generally maintained the funds' weighted average maturities in ranges that were longer than those of their peer groups. In the spring, however, when inflationary pressures became more apparent and investors revised their expectations regarding the timing of interest-rate increases, we began to adopt a more defensive posture, allowing the funds' weighted average maturities to fall toward more neutral positions. Accordingly, to give us flexibility to take advantage of higher yields should they arise, we generally have limited new investments to money market securities with relatively shorter maturities. Of course, we are prepared to alter the funds' positions as market conditions evolve.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 16, 2004
New York, N.Y.

---

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in each fund is not insured or guaranteed by the FDIC or the U.S. government. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*



LETTER TO SHAREHOLDERS

Dear Shareholder:

We present the semiannual report for Dreyfus Cash Management Funds (Tax Exempt). For the six-month period ended July 31, 2004, the three tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following annualized yields and annualized effective yields:[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Municipal Cash Management Plus		
Institutional Shares	0.88	0.88
Investor Shares	0.63	0.63
Administrative Shares	0.78	0.78
Participant Shares	0.48	0.48
Dreyfus N.Y. Municipal Cash Management		
Institutional Shares	0.84	0.84
Investor Shares	0.59	0.59
Administrative Shares	0.74	0.74
Participant Shares	0.44	0.44
Dreyfus Tax Exempt Cash Management		
Institutional Shares	0.87	0.87
Investor Shares	0.62	0.62
Administrative Shares	0.77	0.77
Participant Shares	0.47	0.47

Economic and Market Environment

Despite a sustained economic recovery, tax-exempt money market yields remained near historical lows when the reporting period began. During the first quarter of 2004, yields of money market securities remained anchored by the 1% federal funds rate and were relatively stable, even as longer-term bonds experienced heightened market volatility. In fact, at the time, the Federal Reserve Board ("the Fed") had repeatedly affirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates low.

The economic environment and investor sentiment shifted in early April, when the U.S. Department of Labor released a report showing unexpectedly strong job growth. At the same time, oil and gas prices rose sharply as global demand for energy increased in the recovering economy. Faced with the potential inflationary pressures of higher commodity costs and a more robust job market, investors concluded that the Fed was likely to begin raising short-term interest rates sooner than they previously had expected. Indeed, as more evidence of economic strength accumulated in the spring, the Fed suggested that any future interest-rate increases were likely to be "measured." On June 30, the Fed implemented its first rate-hike in approximately four years, raising the overnight federal funds rate by 25 basis points to 1.25%. Money market yields began to rise, especially at the longer end of the maturity spectrum, even before the Fed announced the increase.

The tax-exempt money markets also were strongly influenced during the reporting period by their own supply-and-demand dynamics. Unlike 2003, when state and local governments were faced with declining tax revenues and increasingly turned to the tax-exempt money markets to balance their budgets, rising tax revenues in 2004 led to a reduction in the supply of new short-term municipal securities. However, demand for tax-exempt money market instruments remained strong and steady from fixed-income investors seeking to preserve capital in anticipation of rising interest rates. Demand for short-term, tax-exempt securities was further strengthened by non-traditional investors, such as corporations, hedge funds and insurance companies, who were attracted by tax-exempt yields that were high relative to taxable money market yields. At times during the reporting period, tax-exempt yields exceeded taxable yields.

In addition to the general market influences discussed above, Dreyfus New York Municipal Cash Management was affected by the improving fiscal condition of New York City and, to a lesser extent, New York state. A rallying stock market and higher levels of investment banking activity helped fuel a recovery on Wall Street, producing higher-than-expected tax revenues for state and city coffers. As a result, New York issuers generally had less need for short-term financing, and the supply of newly issued New York money market securities dropped compared to the same period one year earlier, putting downward pressure on yields.

Portfolio Focus

The funds began the reporting period with weighted average maturities that were longer than industry averages. This position was designed to capture incrementally higher yields from fixed-rate instruments, including insured municipal bonds, notes and commercial paper with maturities in the three- to nine-month range.[2] To guard against the possibility that a disproportionate portion of the funds' holdings might mature during a time of unusually low reinvestment rates, we attempted to stagger the maturities of these holdings to construct a "laddered" portfolio in which holdings mature in stages.

Later in the reporting period, when it became clearer that the Fed was likely to begin raising short-term rates, we allowed the funds' weighted average maturities to move lower, toward the neutral range. In our view, shorter weighted average maturities were likely to give us greater flexibility to capture higher yields if and when they became available. To achieve this position, we reduced the funds' positions in municipal notes and commercial paper, and we increased the funds' holdings of variable-rate demand notes on which yields are reset weekly.

As of the end of the reporting period, demand for shorter-term instruments remained high as investors remained reluctant to purchase longer-term securities in a rising interest-rate environment. Strong demand, coupled with a reduced supply of newly issued securities, has helped keep tax-exempt yields relatively low at the shorter end of the maturity spectrum. Although higher yields were available among longer-term securities, we continued to believe that a cautious approach was warranted until the Fed's intentions became clearer.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

August 16, 2004
New York, N.Y.

---

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT). An investment in each fund is not insured or guaranteed by the FDIC or the U.S. government. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the funds' shares.*

UNDERSTANDING YOUR FUND'S EXPENSES

July 31, 2004 (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2004 to July 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended July 31, 2004

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.60	$1,003.40	$1,004.10	$1,002.60
Dreyfus Cash Management Plus				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,004.90	$1,003.60	$1,004.40	$1,002.90
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.60	$1,003.40	$1,004.10	$1,002.60
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.20	$1,003.00	$1,003.70	$1,002.20
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.20	$1,003.00	$1,003.70	$1,002.20
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.20	$1,003.00	$1,003.70	$1,002.20
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.30	$1,003.10	$1,003.80	$1,002.30
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.40	$1,003.10	$1,003.90	$1,002.40
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,004.90	$1,003.60	$1,004.40	$1,002.90

† *Expenses for each share class are calculated using the fund's annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 7/31/04. The expense ratio may differ for each share class. Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guide-lines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended July 31, 2004

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Cash Management Plus				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 1.51	$ 3.02
Ending value (after expenses)	$1,023.87	$1,022.63	$1,023.37	$1,021.88

† Expenses for each share class are calculated using the fund's annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 7/31/04. The expense ratio may differ for each share class. Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.

Dreyfus Cash Management	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—16.8%		
American Express Bank, FSB		
1.30%, 8/4/2004	200,000,000	200,000,000
Banco Bilbao Vizcaya Argentaria S.A. (London)		
1.43%, 9/16/2004	250,000,000	250,000,000
First Tennessee Bank N.A.		
1.30%, 8/6/2004	75,000,000	75,000,000
ING Bank N.V. (London)		
1.44%, 9/16/2004	200,000,000	200,000,000
Natexis Banques Populares (Yankee)		
1.43%, 9/16/2004	300,000,000	300,001,911
South Trust Bank		
1.24%, 8/24/2004	300,000,000	300,000,000
Standard Federal Bank		
1.20%, 12/27/2004	100,000,000	100,000,000
Wells Fargo Bank N.A.		
1.32%, 8/10/2004	500,000,000	500,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $1,925,001,911)		**1,925,001,911**
Commercial Paper—54.3%		
Abbey National North America LLC		
1.31%, 8/2/2004	250,000,000	249,990,902
AIG Matched Funding Corp.		
1.30%, 8/2/2004	70,000,000	69,997,472
American General Finance Corp.		
1.30%, 8/2/2004	146,535,000	146,529,708
Amstel Funding		
1.14%, 8/30/2004	201,358,000 [a]	201,173,086
Amsterdam Funding Corp.		
1.42%, 9/13/2004	25,000,000 [a]	24,957,597
Atlantis One Funding Corp.		
1.13%, 8/25/2004	100,412,000 [a]	100,336,356
Bank of America Corp.		
1.15%, 8/11/2004	200,000,000	199,936,111
Bear Stearns Cos. Inc.		
1.30%, 8/5/2004–8/11/2004	225,000,000	224,962,083
Credit Suisse First Boston Inc.		
1.31%, 8/2/2004	382,000,000	381,986,099
Deutsche Bank Financial LLC		
1.32%, 8/2/2004	400,000,000	399,985,333
Dexia Delaware LLC		
1.30%, 8/10/2004	350,000,000	349,886,250
FCAR Owner Trust		
1.12%–1.44%, 8/11/2004–9/15/2004	415,000,000	414,607,222
General Electric Capital Corp.		
1.12%–1.51%, 8/25/2004–10/1/2004	365,000,000	364,324,425
General Electric Capital Services Inc.		
1.09%–1.49%, 8/3/2004–9/17/2004	200,000,000 [a]	199,800,723
Greyhawk Funding LLC		
1.30%–1.51%, 8/5/2004–9/22/2004	380,000,000	379,507,567

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
ING America Insurance Holdings Inc.		
1.06%, 8/3/2004	50,000,000	49,997,055
ING (U.S.) Funding LLC		
1.12%, 8/23/2004	60,000,000	59,958,933
K2 USA LLC		
1.51%, 9/24/2004	24,500,000 [a]	24,444,874
Lehman Brothers Holdings Inc.		
1.17%, 8/5/2004	25,000,000	24,996,778
Morgan Stanley & Co. Inc.		
1.30%, 8/9/2004	300,000,000	299,913,334
Paradigm Funding LLC		
1.31%−1.43%, 8/3/2004−9/16/2004	388,000,000 [a]	387,871,580
PB Finance (Delaware) Inc.		
1.31%, 8/9/2004	200,000,000	199,941,778
Prudential Funding LLC		
1.30%, 8/2/2004	200,000,000	199,992,778
Rabobank USA Finanical Corp.		
1.31%, 8/2/2004	400,000,000	399,985,445
Sigma Finance Inc.		
1.51%, 9/24/2004	100,000,000 [a]	99,775,000
Stadshypotek Delaware Inc.		
1.49%, 9/23/2004	100,000,000	99,782,112
UBS Finance Delaware LLC		
1.32%, 8/2/2004	400,000,000	399,985,332
Windmill Funding Corp.		
1.30%, 8/2/2004	282,000,000 [a]	281,989,816
Total Commercial Paper		
(cost $6,236,615,749)		**6,236,615,749**
Corporate Notes−2.7%		
Lehman Brothers Holdings Inc.		
1.30%, 10/8/2004	100,000,000 [b]	100,000,000
Sigma Finance Inc.		
1.32%, 1/26/2005−2/14/2005	210,000,000 [a,b]	210,004,123
Total Corporate Notes		
(cost $310,004,123)		**310,004,123**
Promissory Notes−2.5%		
Goldman Sachs Group Inc.		
1.36%−1.49%, 10/1/2004−3/7/2005		
(cost $285,000,000)	285,000,000 [c]	**285,000,000**
Short Term Bank Notes−2.2%		
Bank of America N.A.		
1.32%, 12/8/2004		
(cost $250,000,000)	250,000,000 [b]	**250,000,000**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies—9.1%		
Federal Home Loan Banks, Floating Rate Notes		
1.31%, 7/15/2005	250,000,000 b	249,916,129
Federal Home Loan Banks, Notes		
1.42%, 3/11/2005	300,000,000	300,000,000
Federal National Mortgage Association, Floating Rate Notes		
1.28%, 1/10/2005	200,000,000 b	199,955,625
Federal National Mortgage Association, Notes		
1.35%–1.37%, 2/11/2005–2/25/2005	300,000,000	300,000,000
Total U.S. Government Agencies		
(cost $1,049,871,754)		**1,049,871,754**
Time Deposits—12.4%		
Fifth Third Bank (Grand Cayman)		
1.29%, 8/2/2004	250,000,000	250,000,000
HSBC Bank USA (Grand Cayman)		
1.31%, 8/2/2004	400,000,000	400,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
1.32%, 8/2/2004	400,000,000	400,000,000
National City Bank (Grand Cayman)		
1.29%, 8/2/2004	204,000,000	204,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.25%, 8/2/2004	175,000,000	175,000,000
Total Time Deposits		
(cost $1,429,000,000)		**1,429,000,000**
Total Investments (cost $11,485,493,537)	100.0%	11,485,493,537
Liabilities, Less Cash and Receivables	(0.0%)	(4,797,329)
Net Assets	100.0%	11,480,696,208

[a] Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At July 31, 2004, these securities amounted to $1,530,353,155 or 13.3% of net assets. These securities have been determined to be liquid by the Fund's Board.

[b] Variable interest rate—subject to periodic change.

[c] These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 1/6/2004 to 2/6/2004 at a cost of $285,000,000. At July 31, 2004, the aggregate value of these securities was $285,000,000 representing approximately 2.5% of net assets and are valued at amortized cost.

See notes to financial statements.

Summary of Industries (Unaudited)†

	Value (%)		Value (%)
Banking	55.5	Finance	4.9
Brokerage	11.5	Asset Backed-Structure Inv.	2.9
Government Agency	9.1	Insurance	2.8
Asset Backed-Multi-Seller	7.0	Insurance-Life	1.3
Asset Backed-Securities Arbitrage	5.0		**100.0**

† Based on net assets.

Dreyfus Cash Management Plus, Inc.	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—35.5%		
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
1.30%, 8/10/2004	400,000,000	400,000,000
Barclays Bank PLC (London)		
1.10%−1.43%, 8/9/2004−9/16/2004	640,000,000	640,002,197
Credit Agricole Indosuez S.A.		
1.31%, 4/19/2005	200,000,000 [a]	199,978,548
Deutsche Bank AG (Yankee)		
1.20%, 12/29/2004	175,000,000	175,000,000
Fortis Bank Generale De Belgie (Yankee)		
1.30%, 8/2/2004	200,000,000	200,000,000
ING Bank N.V. (London)		
1.44%, 9/16/2004	300,000,000	300,000,000
Landesbank Hessen-Thuringen Girozentrale (Yankee)		
1.47%, 5/6/2005	300,000,000	299,965,799
Natexis Banques Populares (Yankee)		
1.27%−1.43%, 9/16/2004−10/25/2004	600,000,000	600,000,000
Royal Bank of Scotland PLC (London)		
1.10%−1.30%, 8/9/2004−8/10/2004	560,000,000	560,000,250
Swedbank N.A.		
1.32%, 2/3/2005	200,000,000 [a]	199,984,693
Wachovia Bank N.A.		
1.30%, 2/7/2005	200,000,000 [a]	200,000,000
Wells Fargo Bank N.A.		
1.32%, 8/10/2004	650,000,000	650,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $4,424,931,487)		**4,424,931,487**
Commercial Paper—24.1%		
Amstel Funding		
1.36%, 9/17/2004	148,863,000 [b]	148,600,629
Amsterdam Funding Corp.		
1.30%, 8/10/2004	289,000,000 [b]	288,906,075
Bank of Ireland		
1.21%, 12/29/2004	60,000,000	59,700,000
Bear Stearns Cos. Inc.		
1.31%, 8/6/2004	200,000,000	199,963,611
Beta Finance Corp.		
1.10%, 8/9/2004	26,950,000 [b]	26,943,412
Concord Minutemen Capital Co. LLC		
1.16%, 8/6/2004	165,000,000 [b]	164,973,417
General Electric Capital Corp.		
1.51%, 10/1/2004	470,000,000	468,805,417
Greyhawk Funding LLC		
1.34%, 8/23/2004	100,000,000 [b]	99,918,111
K2 USA LLC		
1.25%, 8/31/2004	31,600,000 [b]	31,567,083

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Lexington Parker Capital Co. LLC 1.16%, 8/6/2004	65,803,000 b	65,792,398
Norddeutsche Landesbank Luxembourg S.A. 1.42%−1.43%, 9/7/2004−9/13/2004	300,000,000	299,524,875
PB Finance (DE) Inc. 1.31%, 8/5/2004	50,000,000	49,992,722
Paradigm Funding LLC 1.34%, 8/24/2004	190,000,000 b	189,837,339
Rabobank USA Financial Corp. 1.31%, 8/2/2004	450,000,000	449,983,625
UBS Finance (DE) LLC 1.32%, 8/2/2004	450,000,000	449,983,500
Total Commercial Paper (cost $2,994,492,214)		**2,994,492,214**
Corporate Notes−5.7%		
Bear Stearns Cos. Inc. 1.31%, 1/20/2005	100,000,000 a	100,000,000
Merrill Lynch & Co. Inc. 1.32%, 2/23/2005	500,000,000 a	500,000,000
Westdeutsche Landesbank Girozentrale 1.33%, 1/14/2005	110,000,000 a	109,992,466
Total Corporate Notes (cost $709,992,466)		**709,992,466**
Promissory Notes−6.2%		
Goldman Sachs Group Inc. 1.36%−1.63%, 11/24/2004−4/15/2005 (cost $770,000,000)	770,000,000 c	**770,000,000**
Short Term Bank Notes−1.6%		
Bank of America N.A. 1.30%, 3/15/2005 (cost $200,000,000)	200,000,000 a	**200,000,000**
U.S. Government Agencies−18.7%		
Federal Home Loan Banks, Discount Notes 1.31%, 7/15/2005	300,000,000	299,899,353
Federal Home Loan Banks, Floating Rate Notes 1.42%−1.47%, 3/11/2005−5/9/2005	725,000,000 a	725,000,000
Federal National Mortgage Association, Floating Rate Notes 1.35%−1.57%, 2/11/2005−5/13/2005	1,286,500,000 a	1,286,486,147
Total U.S. Government Agencies (cost $2,311,385,500)		**2,311,385,500**

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Time Deposits–8.0%		
Amsouth Bank (Grand Cayman)		
1.29%, 8/2/2004	380,000,000	380,000,000
Fortis Bank Generale De Belgie (Grand Cayman)		
1.33%, 8/2/2004	250,000,000	250,000,000
Societe Generale (Grand Cayman)		
1.31%, 8/2/2004	250,000,000	250,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.25%, 8/2/2004	124,000,000	124,000,000
Total Time Deposits		
(cost $1,004,000,000)		**1,004,000,000**
Total Investments (cost $12,414,801,667)	**99.8%**	**12,414,801,667**
Cash and Receivables (Net)	**.2%**	**22,801,160**
Net Assets	**100.0%**	**12,437,602,827**

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At July 31, 2004, these securities amounted to $1,016,538,464 or 8.2% of net assets. These securities have been determined to be liquid by the Fund's Board.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale These securities were acquired from 10/29/2003 to 4/15/2004 at a cost par value. At July 31, 2004, the aggregate value of these securities was $770,000,000 representing approximately 6.2% of net assets and are valued at amortized cost.*

See notes to financial statements.

Summary of Industries (Unaudited)†

	Value (%)		Value (%)
Banking	59.0	Asset Backed-Multi-Seller	3.3
Government Agency	18.6	Asset Backed-Sec. Arbitrage	2.0
Brokerage	12.6	Asset Backed-Sruct. Inv.	.5
Finance	3.8		**99.8**

† *Based on net assets.*

Dreyfus Government Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies—91.0%			
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes			
8/3/2004	1.27 [a]	25,000,000	24,999,986
9/27/2004	1.27 [a]	150,000,000	149,995,336
11/8/2004	1.28 [a]	75,000,000	74,994,915
12/2/2004	1.27 [a]	230,000,000	229,984,541
12/3/2004	1.27 [a]	75,000,000	74,993,619
2/8/2005	1.29 [a]	50,000,000	50,000,000
4/15/2005	1.29 [a]	125,000,000	124,991,207
Federal Home Loan Banks, Discount Notes			
8/2/2004	1.27	26,100,000	26,099,079
8/4/2004	1.24	591,179,000	591,117,911
8/6/2004	1.22	96,000,000	95,983,733
8/9/2004	1.23	105,241,000	105,212,234
8/10/2004	1.23	100,000,000	99,969,250
8/11/2004	1.24	469,759,000	469,597,402
8/13/2004	1.24	316,224,000	316,093,621
8/18/2004	1.25	346,592,000	346,387,414
9/15/2004	1.35	100,100,000	99,931,081
9/30/2004	1.03	65,995,000	65,882,809
5/3/2005	1.35	105,000,000	104,996,250
Federal Home Loan Banks, Floating Rate Notes			
8/19/2004	1.28 [a]	300,000,000	299,997,781
11/24/2004	1.27 [a]	400,000,000	399,974,808
12/2/2004	1.27 [a]	100,000,000	100,001,703
12/15/2004	1.27 [a]	250,000,000	249,993,005
4/7/2005	1.30 [a]	85,000,000	84,999,961
Federal Home Loan Banks, Notes			
10/15/2004	1.10	10,000,000	10,050,714
12/15/2004	1.37	44,570,000	44,687,523
2/15/2005	1.23	25,000,000	25,081,499
3/11/2005	1.42	200,000,000	200,000,000
4/29/2005	1.32	100,000,000	100,000,000
Federal Home Loan Mortgage Corporation, Discount Notes			
8/17/2004	1.06	100,000,000	99,953,333
9/21/2004	1.44	413,085,000	412,247,579
Federal National Mortgage Association, Discount Notes			
8/4/2004	1.06	300,000,000	299,973,625
8/10/2004	1.28	200,000,000	199,936,000
9/1/2004	1.09	111,000,000	110,896,770
11/12/2004	1.34	269,000,000	267,983,362
2/4/2005	1.30	100,000,000	99,335,111
Federal National Mortgage Association, Floating Rate Notes			
9/17/2004	1.28 [a]	250,000,000	249,988,735
10/7/2004	1.28 [a]	200,000,000	199,988,987
10/28/2004	1.28 [a]	166,000,000	165,987,970
3/10/2005	1.28 [a]	100,000,000	100,000,000

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)			
Federal National Mortgage Association, Notes			
2/11/2005	1.35	200,000,000	200,000,000
2/25/2005	1.37	113,500,000	113,500,000
4/19/2005	1.27	235,000,000	235,000,000
Total U.S. Government Agencies			
(cost $7,320,808,854)			**7,320,808,854**
Repurchase Agreements–8.8%			
Barclays Capital Inc.			
dated 7/30/2004, due 8/2/2004 in the amount of $367,038,622			
(fully collateralized by $257,984,000 U.S. Treasury Notes, 3.375%			
due 1/15/2007 to 1/15/2012, and $140,354,000 U.S. Treasury			
Strips due 8/15/2020, value $374,341,093)	1.26	367,000,000	367,000,000
Goldman, Sachs & Co.			
dated 7/30/2004, due 8/2/2004 in the amount of $340,035,417			
(fully collateralized by $29,872,000 U.S. Treasury Bonds, 7.625% to 9.125%			
due 5/15/2018 to 11/15/2022, $51,614,000 U.S. Treasury Notes, 1.50%			
to 6.75% due 5/15/2005 to 7/31/2005 and $574,964,488 U.S. Treasury Strips,			
due 11/15/2007 to 11/15/2027, value $346,801,030)	1.25	340,000,000	340,000,000
Total Repurchase Agreements			
(cost $707,000,000)			**707,000,000**
Total Investments (cost $8,027,808,854)		99.8%	8,027,808,854
Cash and Receivables (Net)		.2%	17,517,964
Net Assets		100.0%	8,045,326,818

a Variable interest rate—subject to periodic change.
See notes to financial statements.

Summary of Industries (Unaudited)†

	Value (%)		Value (%)
U.S. Government Agencies	91.0	Repurchase Agreements	8.8
			99.8

† Based on net assets.

STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—24.6%			
8/12/2004	1.05	50,000,000	49,983,997
8/19/2004	1.01	30,000,000	29,984,925
8/26/2004	1.05	100,000,000	99,927,431
9/2/2004	1.14	100,000,000	99,898,667
Total U.S. Treasury Bills (cost $279,795,020)			**279,795,020**
U.S. Treasury Notes—15.4%			
2.125%, 8/31/2004	.97	100,000,000	100,091,618
1.875%, 9/30/2004	1.03	75,000,000	75,101,433
Total U.S. Treasury Notes (cost $175,193,051)			**175,193,051**
U.S. Government Agencies—57.7%			
Federal Farm Credit Bank, Consolidated Systemwide Floating Rate Notes			
11/8/2004	1.28 [a]	25,000,000	24,998,305
12/3/2004	1.27 [a]	25,000,000	24,997,873
4/15/2005	1.29 [a]	50,000,000	49,996,483
Federal Farm Credit Banks, Discount Notes			
8/4/2004	1.22	25,000,000	24,997,458
8/11/2004	1.23	40,000,000	39,986,333
8/13/2004	1.23	85,000,000	84,965,150
10/7/2004	1.40	55,000,000	54,856,694
Federal Home Loan Banks, Discount Notes			
8/2/2004	1.27	89,900,000	89,896,829
8/6/2004	1.07	23,066,000	23,062,588
9/8/2004	1.04	50,000,000	49,945,639
Federal Home Loan Banks, Notes			
8/13/2004	1.15	61,500,000	61,561,647
11/15/2004	1.14	5,605,000	5,618,205
12/3/2004	1.43	25,000,000	25,000,000
12/15/2004	1.16	5,000,000	5,049,446
2/15/2005	1.23	5,000,000	5,016,300
3/8/2005	1.33	12,510,000	12,502,232
Tennessee Valley Authority, Discount Notes			
8/19/2004	1.17	75,000,000	74,956,125
Total U.S. Government Agencies (cost $657,407,307)			**657,407,307**
Total Investments (cost $1,112,395,378)		**97.7%**	**1,112,395,378**
Cash and Receivables (Net)		**2.3%**	**26,423,829**
Net Assets		**100.0%**	**1,138,819,207**

[a] *Variable interest rate—subject to periodic change.*
See notes to financial statements

Summary of Industries (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government Agencies	57.7	U.S. Treasuries	40.0
			97.7

† *Based on net assets.*

STATEMENT OF INVESTMENTS
July 31, 2004 (Unaudited)

Dreyfus Treasury Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—41.0%			
8/5/2004	1.18	200,000,000	199,973,889
8/12/2004	1.03	300,000,000	299,905,583
8/26/2004	1.29	425,000,000	424,617,969
9/16/2004	1.35	500,000,000	499,137,500
9/23/2004	.99	200,000,000	199,709,972
10/14/2004	1.05	100,000,000	99,786,222
10/28/2004	1.24	150,000,000	149,547,472
Total U.S. Treasury Bills (cost $1,872,678,607)			**1,872,678,607**
U.S. Treasury Notes—18.1%			
6.00%, 8/15/2004	.98	200,000,000	200,406,083
2.125%, 8/31/2004	1.17	120,000,000	120,089,521
1.875%, 9/30/2004	1.03	165,000,000	165,221,089
2.125%, 10/31/2004	.99	100,000,000	100,271,415
7.875%, 11/15/2004	1.13	35,000,000	35,669,079
2.00%, 11/30/2004	1.42	150,000,000	150,277,968
1.75%, 12/31/2004	1.06	54,000,000	54,145,632
Total U.S. Treasury Notes (cost $826,080,787)			**826,080,787**
Repurchase Agreements—36.9%			
ABN AMRO Inc. dated 7/30/2004, due 8/2/2004 in the amount of $500,054,167 (fully collateralized by $294,302,000 U.S. Treasury Notes, 3.875%-6.125%, due 8/15/2007-8/15/2011 and $117,931,000 U.S. Treasury Bonds, 8.50%, due 2/15/2020, value $510,000,857)	1.30	500,000,000	500,000,000
Bank of America N.A. dated 7/30/2004, due 8/2/2004 in the amount of $165,017,463 (fully collateralized by $100,000,000 U.S. Treasury Notes, 2.125%, due 8/31/2004 and $68,290,000 U.S. Treasury Bills, due 1/6/2005-1/20/2005, value $168,662,199)	1.27	165,000,000	165,000,000
Credit Suisse First Boston dated 7/30/2004, due 8/2/2004 in the amount of $100,010,500 (fully collateralized by $102,257,000 U.S. Treasury Bills, due 10/7/2004, value $101,997,954)	1.26	100,000,000	100,000,000
Goldman, Sachs & Co. dated 7/30/2004, due 8/2/2004 in the amount of $267,028,146 (fully collateralized by $28,863,000 U.S. Treasury Notes, 1.50%-3.125%, due 3/31/2006-9/15/2008, $804,000 U.S. Treasury Bonds, 7.625%, due 2/15/2025 and $474,893,000 U.S. Treasury Strips, due 2/15/2010-2/15/2019, value $272,340,244)	1.26	267,000,000	267,000,000

Dreyfus Treasury Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
J.P. Morgan Securities Inc.			
dated 7/30/2004, due 8/2/2004 in the amount of			
$150,015,875 (fully collateralized by $154,315,000			
U.S. Treasury Bills, due 1/27/2005, value $152,968,880)	1.27	150,000,000	150,000,000
Morgan Stanley Dean Witter & Co.			
dated 7/30/2004, due 8/2/2004 in the amount of			
$500,054,167 (fully collateralized by $933,412,000			
U.S. Treasury Strips, due 8/15/2014-5/15/2017,			
value $513,060,009)	1.30	500,000,000	500,000,000
Total Repurchase Agreements			
(cost $1,682,000,000)			**1,682,000,000**
Total Investments (cost $4,380,759,394)		**96.0%**	**4,380,759,394**
Cash and Receivables (Net)		**4.0%**	**184,831,038**
Net Assets		**100.0%**	**4,565,590,432**

See notes to financial statements.

Summary of Industries (Unaudited)[†]

	Value (%)		Value (%)
U.S. Treasuries	59.1	Repurchase Agreements backed by U.S. Treasuries	36.9
			96.0

† Based on net assets.

STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

Dreyfus Treasury Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills−75.8%			
8/5/2004	.98	121,000,000	120,986,824
8/12/2004	1.18	144,877,000	144,824,717
8/19/2004	1.12	249,422,000	249,282,871
8/26/2004	1.18	321,331,000	321,069,234
9/2/2004	1.09	511,112,000	510,620,752
9/16/2004	1.01	58,000,000	57,925,441
9/23/2004	1.30	200,000,000	199,618,694
10/14/2004	1.05	80,000,000	79,828,978
10/28/2004	1.14	240,000,000	239,334,867
11/18/2004	1.52	31,580,000	31,435,857
Total U.S. Treasury Bills (cost $1,954,928,235)			**1,954,928,235**
U.S. Treasury Notes−21.5%			
6.00%, 8/15/2004	1.25	180,000,000	180,348,827
1.875%, 9/30/2004	1.01	175,000,000	175,241,406
2.125%, 10/31/2004	.99	100,000,000	100,272,670
2.00%, 11/30/2004	1.37	100,000,000	100,197,454
Total U.S. Treasury Notes (cost $556,060,357)			**556,060,357**
Total Investments (cost $2,510,988,592)		**97.3%**	**2,510,988,592**
Cash and Receivables (Net)		**2.7%**	**69,625,313**
Net Assets		**100.0%**	**2,580,613,905**

See notes to financial statements.

Summary of Industries (Unaudited)†

	Value (%)
U.S. Treasuries	**97.3**

† *Based on net assets.*

STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

Dreyfus Municipal Cash Management Plus	Principal Amount ($)	Value ($)
Tax Exempt Investments–99.8%		
Alabama–3.3%		
Columbia Industrial Development Board, PCR, Refunding VRDN (Alabama Power Company Project) 1.25%	800,000 a	800,000
County of Jefferson, Sewer Revenue, Refunding VRDN 1.14% (Insured; XL Capital Assurance Liquidity Facility; JPMorgan Chase Bank)	25,000,000 a	25,000,000
Arizona–4.2%		
Maricopa County Industrial Development Authority MFHR, Refunding, VRDN (San Martin Apartments Project) 1.12% (Insured; FNMA and Liquidity Facility; FNMA)	6,500,000 a	6,500,000
Phoenix Civic Improvement Corporation, Airport Revenue VRDN, Merlots Program 1.20% (Insured; FGIC Liquidity Facility; Wachovia Bank)	4,685,000 a	4,685,000
Phoenix Industrial Development Authority, MFHR (Garfield Papago Center Apartments Project) 1.25%, 8/5/2004	8,600,000 b	8,600,000
Pima County Industrial Development Authority, MFHR (Windsong Apartments Project) 1.25%, 9/10/2004	12,500,000 b	12,500,000
California–2.7%		
FHLMC Multifamily VRDN Certificates, Housing Revenue VRDN 1.23% (Liquidity Facility; FHLMC and LOC; FHLMC)	16,930,869 a	16,930,869
Golden State Tobacco Securitization Corporation Tobacco Settlement Revenue, VRDN 1.19% (Liquidity Facility; Merrill Lynch)	4,000,000 a	4,000,000
Colorado–2.6%		
Colorado Housing and Finance Authority, Revenue, VRDN 1.13% (Liquidity Facility; FHLB and LOC; CDC Funding Corp.)	10,000,000 a	10,000,000
Denver City and County, Airport Revenue, Refunding VRDN 1.18% (Insured; MBIA and Liquidity Facility; Bank One)	5,000,000 a	5,000,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue 1.08%, 8/2/2004	5,000,000	5,000,000
Delaware–.5%		
Delaware Economic Development Authority, Private Schools Revenue, VRDN (St. Anne's Episcopal School Project) 1.20% (LOC; Wilmington Trust Co.)	4,000,000 a	4,000,000
District of Columbia–2.2%		
Metropolitan Washington Airport Authority Transportation Revenue, CP:		
1.15%, 8/11/2004 (Liquidity Facility; WestLB AG)	7,000,000	7,000,000
BAN 1.19%, 10/7/2004 (Liquidity Facility; WestLB AG)	10,000,000	10,000,000
Florida–5.7%		
City of Cape Coral, GO Notes, CP 1.40%, 1/13/2005 (LOC; Bank of America)	7,500,000	7,500,000
Hillsborough County Aviation Airport Facility, Transportation Revenue, CP 1.17%, 9/14/2004 (LOC; Landesbank Baden-Wuerttemberg)	3,000,000	3,000,000
Jacksonville Electric Authority, Electric Revenue CP 1%, 9/8/2004 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000	10,000,000
County of Miami-Dade, Transportation Revenue, CP:		
1.11%, 8/2/2004 (LOC; WestLB AG)	9,300,000	9,300,000
1.20%, 10/13/2004 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank, and State Street Bank and Trust)	4,506,000	4,506,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Florida (continued)		
Orange County Housing Finance Authority, Homeowner Revenue, VRDN 1.19% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	5,380,000 [a]	5,380,000
Orange County Industrial Development Authority, IDR VRDN (Central Florida YMCA Project) 1.13% (LOC; Bank of America)	4,300,000 [a]	4,300,000
Georgia−4.5%		
Atlanta Urban Residential Finance Authority, MFHR, VRDN (Auburn Glenn Apartments) 1.17% (LOC; Wachovia Bank)	5,000,000 [a]	5,000,000
County of Fulton, Health Care Facilities Revenue VRDN (Canterbury Court Project) 1.11% (LOC; HSH Nordbank)	7,500,000 [a]	7,500,000
Municipal Electric Authority, Electric Revenue, CP 1.08%, 8/20/2004 (LOC: Bayerische Landesbank, Wachovia Bank, and WestLB AG)	22,157,000	22,157,000
Illinois−9.2%		
City of Chicago, IDR, VRDN (Victoria Limited LLC Project) 1.19% (LOC; ABN-AMRO)	3,800,000 [a]	3,800,000
State of Illinois:		
GO Notes, VRDN, Merlots Program 1.15% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,380,000 [a]	5,380,000
Revenue 2%, 10/22/2004	4,000,000	4,007,125
Illinois Educational Facilities Authority, Revenue, VRDN (Lake Forest Graduate School) 1.13% (LOC; Fifth Third Bank)	5,000,000 [a]	5,000,000
Illinois Finance Authority:		
Health Care Facilities Revenue, Refunding (OSF Health Care Systems) 2.50%, 11/15/2004	3,500,000	3,511,011
School Revenue 1.80%, 12/1/2004	4,000,000	4,007,268
Illinois Health Facilities Authority, Healthcare Facilities Revenue (Evanston Hospital Corp.):		
1.35%, 10/21/2004	5,000,000	5,000,000
1.20%, 11/15/2004	5,000,000	5,000,000
1.03%, 11/30/2004	5,000,000	5,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN:		
1.23% (Insured; FNMA and Liquidity Facility: The Bank of New York)	13,565,000 [a]	13,565,000
COP 1.16% (Liquidity Facility; The Bank of New York and LOC; MBIA)	8,175,000 [a]	8,175,000
Upper Illinois River Valley Development Authority, SWDR VRDN (Exolon-Esk Co. Project) 1.15% (LOC; Fleet National Bank)	8,405,000 [a]	8,405,000
Indiana−3.7%		
Indiana Educational Facilities Authority, College and University Revenue, VRDN (Martin University Project) 1.10% (LOC; Key Bank)	3,500,000 [a]	3,500,000
Indiana Health Facility Financing Authority, HR VRDN (Deaconess Hospital Inc.) 1.10% (LOC; Fifth Third Bank)	9,000,000 [a]	9,000,000
Indiana Toll Road Commission Toll Road Revenue, VRDN, Merlots Program 1.15% (Liquidity Facility; Wachovia Bank)	3,380,000 [a,b]	3,380,000
St. Joseph County, Health Care Facility Revenue, VRDN (South Bend Medical Foundation Project) 1.15% (LOC; Key Bank)	3,300,000 [a]	3,300,000
County of Vanderburgh, EDR, VRDN (Arbors Apartments Project) 1.17% (LOC; ABN-AMRO)	9,575,000 [a]	9,575,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Kansas−.4%		
City of Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 1.21% (Insured; FNMA)	3,350,000 a	3,350,000
Kentucky−2.6%		
Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 1.14% (LOC; Deutsche Bank)	20,000,000 a	20,000,000
Maine−1.2%		
City of Auburn, Obligation Securities Revenue, VRDN (J&A Properties) 1.13% (LOC; Citizens Bank of Massachusetts)	2,890,000 a	2,890,000
Finance Authority of Maine, Private Schools Revenue VRDN (Kents Hill School) 1.15% (LOC; Allied Irish Banks)	6,000,000 a	6,000,000
Maryland−2.8%		
Maryland Economic Development Corporation, Revenue, Refunding VRDN (United Cerebral Palsy Project) 1.33% (LOC; M&T Bank)	2,309,500 a	2,309,500
Maryland Health and Higher Educational Facilities Authority, Health Care Facilities Revenue, VRDN (Suburban Hospital) 1.12% (Liquidity Facility; M&T Bank)	19,230,000 a	19,230,000
Massachusetts−1.0%		
City of Haverhill, GO Notes, BAN 2.25%, 4/1/2005 (Liquidity Facility; Fleet National Bank)	5,065,000	5,099,955
Koch Certificates of Trust, Revenue, VRDN 1.23% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.)	2,608,853 a	2,608,853
Michigan−4.8%		
State of Michigan, GO Notes:		
2%, 9/30/2004	10,000,000	10,016,669
CP (Multimodal School 2004) 1.10%, 12/1/2004 (Liquidity Facility; DEPFA Bank PLC)	15,000,000	15,000,000
Michigan Hospital Finance Authority, Revenue, VRDN Healthcare Equipment Loan Program 1.07% (LOC; ABN-AMRO)	5,000,000 a	5,000,000
Michigan Strategic Fund, LOR, VRDN:		
(HME Inc. Project) 1.20% (LOC; Fifth Third Bank)	2,400,000 a	2,400,000
(Peckham Vocational Industries Project) 1.19% (LOC; ABN-AMRO)	2,625,000 a	2,625,000
(PFG Enterprises Inc. Project) 1.28% (LOC; Huntington NB)	2,375,000 a	2,375,000
Minnesota−.8%		
Minnesota Housing Finance Agency, Revenue, VRDN (Residential Housing Finance) 1.12% (Liquidity Facility; Lloyds TSB Bank PLC)	6,000,000 a	6,000,000
New Hampshire−.9%		
County of Carroll, GO Notes, TAN 2%, 12/29/2004	7,000,000	7,023,482
New Mexico−.8%		
County of Dona Ana, IDR, VRDN (Foamex Products Inc. Project) 1.15% (LOC; Bank of Nova Scotia)	5,900,000 a	5,900,000
New York−3.0%		
New York Counties Tobacco Trust I, Revenue, VRDN 1.19% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	8,000,000 a	8,000,000
New York City Municipal Water Finance Authority Water and Sewer Revenue, CP 1.18%, 10/28/2004 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	15,000,000	15,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
North Carolina—.6%		
City of Winston-Salem, Water and Sewer System Revenue Refunding, VRDN 1.08% (Liquidity Facility; Dexia Credit Locale)	4,900,000 a	4,900,000
Ohio—3.5%		
Akron Bath Copley Joint Township Hospital District Health Care Facilities Revenue, VRDN (Summa Health Systems) 1.11% (LOC; Bank One)	10,000,000 a	10,000,000
Ohio Water Development Authority, Solid Waste Facilities Revenue VRDN (Pel Technologies Project) 1.15% (LOC; Key Bank)	7,000,000 a	7,000,000
University of Akron, General Receipts Revenue, VRDN 1.08% (Insured; FGIC and Liquidity Facility Dexia Credit Locale)	10,000,000 a	10,000,000
Pennsylvania—12.6%		
Cumberland County, GO Notes, VRDN 1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4,545,000 a	4,545,000
Dauphin County General Authority, Revenue, VRDN School District Pooled Financing Program II 1.14% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	13,775,000 a	13,775,000
Emmaus General Authority, Revenue, VRDN:		
1.10% (LOC; DEPFA Bank PLC)	4,000,000 a	4,000,000
1.11% (GIC; Goldman Sachs and Co.)	30,000,000 a	30,000,000
Pennsylvania Loan Program 1.10% (Insured; FSA and Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
Lancaster County Hospital Authority, Healthcare Facilities Revenue VRDN (Willow Valley Retirement Project) 1.18% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank)	6,000,000 a	6,000,000
Langhorne Manor Borough Higher Education and Health Authority, Revenue, VRDN (Heritage Towers Project) 1.15% (LOC; Fleet National Bank)	3,790,000 a	3,790,000
Montgomery County Industrial Development Authority, Industrial Revenue, VRDN (Recigno Laboratories) 1.27% (LOC; Wachovia Bank)	1,995,000 a	1,995,000
New Garden General Authority, Revenue, VRDN Municipal Pooled Financing Program 1.14% (Insured; FSA and Liquidity Facility; Bank of Nova Scotia)	2,500,000 a	2,500,000
Scranton-Lackawanna Health and Welfare Authority LR, VRDN, Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	2,890,000 a	2,890,000
Temple University of the Commonwealth System of Higher Education, College and University Revenue 2.25%, 5/2/2005	10,000,000	10,072,640
Upper Dauphin Industrial Development Authority Revenue, VRDN (United Church of Christ Homes) 1.18% (LOC; First Tennessee Bank)	2,000,000 a	2,000,000
West Cornwall Township Municipal Authority, Revenue VRDN, Pennsylvania General Government Loan Program 1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	6,000,000 a	6,000,000
Texas—14.4%		
Austin Independent School District, GO Notes, Refunding 7%, 8/1/2004 (Insured; Permanent School Fund Guaranteed)	1,500,000	1,500,243
Bexar County Housing Finance Corporation, MFHR VRDN (Gates Capernaum Apartments Project) 1.22% (Liquidity Facility; Merrill Lynch)	4,000,000 a	4,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Texas (continued)		
Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Co. Project) 1.13% (LOC; Citibank)	8,000,000 [a]	8,000,000
Dallas Area Rapid Transit, Transportation Revenue CP 1.13%, 8/10/2004 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust, and WestLB AG)	15,000,000	15,000,000
Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining LP) 1.15%	7,000,000 [a]	7,000,000
Northside Independent School District, GO Notes, Refunding 1%, 8/1/2004 (Insured; Permanent School Fund Guaranteed)	6,000,000	6,000,000
Revenue Bond Certificate Series Trust Various States Revenue, VRDN (Pebble Brooke) 1.29% (GIC; AIG Funding Inc.)	7,000,000 [a]	7,000,000
State of Texas:		
GO Notes:		
TRAN 2%, 8/31/2004	22,000,000	22,015,498
(Veterans Housing Assistance Fund II) VRDN 1.10% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	5,500,000 [a]	5,500,000
Texas A&M University Board, Education Revenue, CP .99%, 8/6/2004	10,000,000	10,000,000
Texas Department of Housing and Commerce SFHR, CP 1.24%, 10/29/2004 (LOC; Bayerische Landesbank)	10,000,000	10,000,000
University of Texas System Board, Education Revenue CP 1.16%, 10/5/2004	15,000,000	15,000,000
Utah−.6%		
Salt Lake County, GO Notes, TRAN 2.50%, 12/30/2004	4,700,000	4,722,110
Vermont−1.0%		
Vermont Educational and Health Buildings Financing Agency, Private Schools Revenue, VRDN (St. Johnsbury Academy Project) 1.09% (LOC; Allied Irish Bank)	7,475,000 [a]	7,475,000
Virginia−2.7%		
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue, VRDN (Metropolitan Machine Corp. Project) 1.17% (LOC; Wachovia Bank)	7,100,000 [a]	7,100,000
Richmond Industrial Development Authority Industrial Revenue, VRDN (Cogentrix of Richmond) 1.17% (LOC; Banque Paribas)	10,000,000 [a]	10,000,000
Virginia Beach Development Authority, Industrial Revenue, Refunding, VRDN (Giant Square Shopping Center) 1.14% (LOC; Wachovia Bank)	3,850,000 [a]	3,850,000
Washington−4.0%		
Everett Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Kimberly Clark Corp. Project) 1.13%	3,200,000 [a]	3,200,000
Seattle Housing Authority, Revenue, VRDN (Newholly Project-Phase III) 1.15% (LOC; Key Bank)	2,450,000 [a]	2,450,000
State of Washington, GO Notes, VRDN Merlots Program 1.15% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	4,000,000 [a]	4,000,000
Washington Economic Development Finance Authority SWDR, VRDN:		
(Cedar Grove Composing Project) 1.09% (LOC; Wells Fargo Bank)	5,900,000 [a]	5,900,000
(Waste Management Project) 1.17% (LOC; Fleet National Bank)	5,500,000 [a]	5,500,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Washington (continued)		
Washington Housing Finance Commission, MFHR, Refunding, VRDN (Avalon Ridge Apartments Project) 1.13% (Insured; FNMA)	10,000,000 a	10,000,000
Wisconsin−1.8%		
Northland Pines School District, Revenue, BAN 1.55%, 11/11/2004	7,160,000	7,164,085
Wisconsin School Districts Temporary Borrowing Program COP, Flow Management Program 2%, 11/1/2004 (LOC; U.S. Bank NA)	7,000,000	7,014,767
Wyoming−1.7%		
County of Campbell, IDR (Two Elk Power General Station Project) 1.40%, 12/2/2004 (GIC; Bayerische Landesbank)	12,800,000	12,800,000
Total Investments (cost $770,752,075)	**99.8%**	**770,752,075**
Cash and Receivables (Net)	**.2%**	**1,692,365**
Net Assets	**100.0%**	**772,444,440**

See footnotes on page 39.
See notes to financial statements.

Dreyfus New York Municipal Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments–99.9%		
Albany Industrial Development Agency Housing Revenue, VRDN (South Mall Towers Project) 1.10% (Insured; FNMA and Liquidity Facility; FNMA)	5,945,000 [a]	5,945,000
Town of Brookhaven, GO Notes, Refunding 2%, 8/15/2004 (Insured; MBIA)	400,000	400,161
Chautauqua County Industrial Development Agency Civic Facility Revenue, VRDN (Gerry Homes Project) 1.10% (LOC; HSBC Bank USA)	7,170,000 [a]	7,170,000
Chemung County Industrial Development Agency, IDR, VRDN MMARS 2nd Program-Trayer Inc. 1.15% (LOC; HSBC Bank USA)	1,280,000 [a]	1,280,000
Town of Clarence, GO Notes, BAN 1.75%, 8/5/2004	2,260,000	2,260,170
Cornwall Central School District, GO Notes, BAN 2%, 10/15/2004	14,000,000	14,022,375
Dutchess County Industrial Development Agency Civic Facility Revenue, VRDN (Marist College Civic Facility) 1.09% (LOC; Key Bank)	6,800,000 [a]	6,800,000
Erie County Industrial Development Agency Civic Facility Revenue, VRDN: (Heritage Centers Project) 1.15% (LOC; Key Bank)	2,710,000 [a]	2,710,000
(YMCA of Greater Buffalo Project): 1.10%, Series A (LOC; HSBC Bank USA)	2,850,000 [a]	2,850,000
1.10%, Series B (LOC; HSBC Bank USA)	4,000,000 [a]	4,000,000
Herkimer County Industrial Development Agency, IDR, VRDN (F.E. Hale Manufacturing Co.) 1.15% (LOC; HSBC Bank USA)	2,760,000 [a]	2,760,000
Town of Huntington, GO Notes, Refunding 2.50%, 1/15/2005 (Insured; FSA)	915,000	920,185
Islip Industrial Development Agency, IDR, VRDN (Brentwood Distribution Co. Facility) 1.08% (LOC; Fleet National Bank)	3,750,000 [a]	3,750,000
Jamestown City School District, GO Notes 2%, 11/1/2004 (Insured; FSA)	1,340,000	1,343,332
Long Island Power Authority, Utilities and Electric Revenue CP 1.02%, 10/8/2004 (LOC; HSH Nordbank)	4,000,000	4,000,000
Metropolitan Transportation Authority, Transit Facility Revenue, VRDN 1.12% (Insured; AMBAC and Liquidity Facility; The Bank of New York)	5,672,000 [a]	5,672,000
Monroe County Industrial Development Agency, VRDN: Industrial Revenue (Chaney Enterprise) 1.28% (LOC; M&T Bank)	3,000,000 [a]	3,000,000
LR (Robert Weslayan College) 1.18% (LOC; M&T Bank)	2,940,000 [a]	2,940,000
Monroe Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 1.19% (Liquidity Facility; WestLB AG)	3,000,000 [a]	3,000,000
Nassau County Industrial Development Agency, Civic Facility Revenue VRDN (St. Mary's Children Project) 1.13% (LOC; Commerce Bank)	2,325,000 [a]	2,325,000
New York City, GO Notes: 5%, 8/1/2004	1,500,000	1,500,148
4.375%, 8/15/2004	900,000	901,109
VRDN: 1.15% (Liquidity Facility; Citigroup Inc.)	5,000,000 [a]	5,000,000
1.15% (Liquidity Facility; Merrill Lynch)	7,000,000 [a]	7,000,000

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
New York City Industrial Development Agency:		
IDR (Yedid Brothers Realty Associates) 1.20%, 11/1/2004		
(LOC; Fleet National Bank)	1,260,000	1,259,677
VRDN:		
Civic Facility Revenue:		
(Brooklyn United Methodist Project)		
1.09% (LOC; The Bank of New York)	3,745,000 a	3,745,000
(Jewish Community Center)		
1.18% (LOC; M&T Bank)	5,000,000 a	5,000,000
(Jewish Community Center of Manhattan)		
1.18% (LOC; M&T Bank)	1,400,000 a	1,400,000
(Village Community School Project)		
1.15% (LOC; M&T Bank)	1,300,000 a	1,300,000
IDR, Refunding (Plaza Packaging Project)		
1.24% (LOC; The Bank of New York)	1,910,000 a	1,910,000
New York City Municipal Water Finance Authority		
Water and Sewer System Revenue, CP:		
1.18%, 10/28/2004 (Liquidity Facility: JPMorgan Chase		
Bank and Dexia Credit Locale)	31,000,000	31,000,000
1.20%, 10/28/2004 (Liquidity Facility: JPMorgan Chase		
Bank and Dexia Credit Locale)	9,000,000	9,000,000
1.25%, 11/4/2004 (Liquidity Facility: Bayerische		
Landesbank and WestLB AG)	10,000,000	10,000,000
New York City Transitional Finance Authority		
Income Tax Revenue:		
5.25%, 11/15/2004	1,300,000	1,315,106
VRDN 1.09% (Liquidity Facility; Dexia Credit Locale)	3,700,000 a	3,700,000
State of New York, GO Notes, Refunding		
6.25%, 8/15/2004	650,000	651,334
New York State Dormitory Authority, Revenue, VRDN:		
(Mental Health Services):		
1.09% (Liquidity Facility; HSBC Bank USA)	5,000,000 a	5,000,000
1.09% (Liquidity Facility; HSH Nordbank AG)	6,000,000 a	6,000,000
(Teresian House Housing Corp.) 1.07% (LOC; Lloyds TSB Bank PLC)	15,265,000 a	15,265,000
New York State Environmental Facilities Corporation		
Clean Water and Drinking Water Revenue, Revolving Funds		
Pooled Financing Program 2%, 11/15/2004	1,130,000	1,133,172
New York State Housing Finance Agency, VRDN:		
LR 1.15% (Liquidity Facility; Merrill Lynch)	4,990,000 a	4,990,000
Revenue:		
(400 3rd Avenue Apartments) 1.11% (LOC; Key Bank)	4,500,000 a	4,500,000
(Biltmore Tower Housing) 1.16% (Insured; FNMA		
and Liquidity Facility; FNMA)	16,000,000 a	16,000,000
(Saville Housing) 1.11% (LOC; Fleet National Bank)	14,400,000 a	14,400,000
New York State Local Government Assistance Corporation Revenue		
Refunding, VRDN 1.08% (Insured; FSA and Liquidity Facility; WestLB AG)	15,000,000 a	15,000,000
New York State Power Authority, GO Notes		
.95%, 9/1/2004 (Liquidity Facility; Dexia Credit Locale)	10,000,000	10,000,000
New York State Thruway Authority, Highway Tolls		
Revenue 2%, 4/1/2005	7,335,000	7,357,881
New York State Urban Development Corporation, Correctional		
and Youth Facilities Service Revenue 5%, 1/1/2005	1,900,000	1,926,752

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Nyack Union Free School District, GO Notes, TAN 2%, 1/14/2005	1,500,000	1,504,361
Ontario County Industrial Development Agency, IDR VRDN (Dixit Enterprises) 1.15% (LOC; HSBC Bank USA)	3,170,000 a	3,170,000

Port Authority of New York and New Jersey
  Special Obligation Revenue, VRDN (Versatile Structure):
    1.11% (Liquidity Facility; Bayerische Landesbank)
	5,700,000 a	5,700,000

1.11% (Liquidity Facility; Landesbank Hessen-Thueringen Girozentrale)	11,450,000 a	11,450,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue VRDN (Manor at Woodside Project) 1.14% (LOC; The Bank of New York)	5,000,000 a	5,000,000
Renesselaer Industrial Development Agency, IDR (Capital View Office Park Project) 1.50%, 12/31/2004 (LOC; M&T Bank)	5,710,000	5,710,000
South Colonie Central School District, GO Notes, RAN 2.50%, 2/25/2005	4,400,000	4,425,140
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) 1.15%, 8/5/2004	6,000,000 b	6,000,000

Syracuse Industrial Development Agency
  Civic Facility Revenue, VRDN
  (Community Development Properties-Larned Project)
  1.23% (LOC; M&T Bank)
	6,525,000 a	6,525,000

Tobacco Settlement Financing Authority, Special Tax
  Revenue, VRDN 1.17% (Insured; AMBAC and
  Liquidity Facility; Merrill Lynch)
	3,460,000 a	3,460,000

Tompkins County Industrial Development Agency
  College and University Revenue, VRDN
  (Cortland College) 1.10% (LOC; HSBC Bank USA)
	4,725,000 a	4,725,000

Ulster County, GO Notes, BAN 2%, 11/19/2004	9,033,616	9,054,797
Ulster County Industrial Development Agency, IDR, VRDN (Selux Corp. Project) 1.23% (LOC; The Bank of New York)	2,260,000 a	2,260,000

Westchester County Industrial Development Agency
  VRDN:
    Civic Facility Revenue:
      (The Masters School) 1.10% (LOC; Allied Irish Bank)
	3,650,000 a	3,650,000

(Young Men's Christian Association) 1.09% (LOC; Allied Irish Bank)	4,000,000 a	4,000,000
Commercial Facility Revenue (Panorama Flight Service Inc. Project) 1.14% (LOC; The Bank of New York)	5,140,000 a	5,140,000
Yonkers Industrial Development Agency, Revenue, VRDN, Merlots Program 1.17% (Liquidity Facility; Wachovia Bank and LOC; GNMA)	4,215,000 a	4,215,000
Total Investments (cost $349,392,658)	**99.9%**	**349,392,700**
Cash and Receivables (Net)	**.1%**	**343,421**
Net Assets	**100.0%**	**349,736,121**

See footnotes on page 39.
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

Dreyfus Tax Exempt Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments–103.7%		
Alabama–3.8%		
DCH Health Care Authority, Health Care Facilities Revenue		
VRDN 1.08% (LOC; Regions Bank)	10,000,000 a	10,000,000
Jefferson County, Sewer Revenue, Refunding, VRDN:		
1.08% (Insured; XL Capital Assurance Liquidity Facility; Regions Bank)	26,585,000 a	26,585,000
1.12% (Insured; XL Capital Assurance Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
1.14% (Insured; XL Capital Assurance Liquidity Facility; Bank of Nova Scotia)	43,700,000 a	43,700,000
Arkansas–.4%		
University of Arkansas, College and University Revenues		
Refunding, VRDN (UAMS Campus)		
1.10% (Insured; MBIA and Liquidity Facility; Bank of America)	9,600,000 a	9,600,000
Colorado–3.7%		
Colorado Health Facilities Authority, Revenue:		
(Sisters Charity Health System) 1.23%, 12/1/2004	41,310,000	41,295,379
VRDN (Covenant Retirement) 1.08% (LOC; ABN-AMRO)	12,900,000 a	12,900,000
Colorado State Education Loan Program, Revenue		
TRAN 1.50%, 8/9/2004	10,000,000	10,000,844
Denver Urban Renewal Authority, Tax Increment Revenue		
VRDN 1.18% (Liquidity Facility; Merrill Lynch)	12,495,000 a	12,495,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation		
Industrial Revenue 1.08%, 8/2/2004 (Liquidity Facility; Bank One)	11,000,000	11,000,000
Connecticut–.6%		
Town of Easton, GO Notes, BAN 1.75%, 11/10/2004	13,850,000	13,874,001
Delaware–1.1%		
Delaware Economic Development Authority, VRDN:		
MFHR (School House Project) 1.15% (LOC; HSBC Bank USA)	13,500,000 a	13,500,000
Private Schools Revenue (Catholic Diocese Wilmington)		
1.10% (LOC; Allied Irish Bank)	12,500,000 a	12,500,000
District of Columbia–1.8%		
District of Columbia, VRDN:		
Enterprise Zone Revenue (United Planning Organization)		
1.18% (LOC; M&T Bank)	10,195,000 a	10,195,000
GO Notes, Merlots Program 1.15% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	7,335,000 a	7,335,000
Revenues (American Public Health Association)		
1.10% (LOC; PNC Bank)	9,730,000 a	9,730,000
District of Columbia National Academy of Science, Revenue		
CP 1.15%, 8/16/2004 (Insured; AMBAC and Liquidity		
Facility; NationsBank NA)	15,500,000	15,500,000
Florida–1.4%		
Capital Projects Finance Authority, Revenue, VRDN, Capital Projects		
Loan Program 1.13% (Insured; FSA and LOC; SunTrust Bank)	9,030,000 a	9,030,000
Orlando Utilities, Electric Revenue, CP		
1.10%, 8/17/2004 (Liquidity Facility; JP Morgan Chase Bank)	8,900,000	8,900,000
Saint Lucie County, Revenue, VRDN (Sage Living Center Project)		
1.13% (LOC; Regions Bank)	4,445,000 a	4,445,000
City of Tampa, Educational Facilities Revenue, VRDN		
(Trinity School for Children Project) 1.13% (LOC; Regions Bank)	5,380,000 a	5,380,000
Tampa Bay Water, Utility System Revenue, VRDN, Merlots Program		
1.15% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,690,000 a	5,690,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Georgia—2.0%		
Gainesville and Hall County Development Authority, Revenue VRDN (Senior Living Facility-Lanier Village Estates) 1.30% (Insured; Radian Bank and Liquidity Facility; ABN-AMRO)	17,750,000 a	17,750,000
Gwinnett County School District, GO Notes TAN 1.75%, 12/30/2004	30,000,000	30,044,315
Hawaii—.4%		
Honolulu City and County, GO Notes 1.18%, 12/2/2004 (Insured; FGIC and Liquidity Facility; FGIC)	8,600,000	8,600,000
Idaho—.2%		
Idaho Housing and Finance Association, Nonprofit Facilities Revenue VRDN (Albertson College of Idaho Project) 1.10% (LOC; Key Bank)	4,250,000 a	4,250,000
Illinois—8.4%		
City of Chicago, GO Notes, VRDN 1.10% (Insured; FGIC and Liquidity Facility; Landesbank Baden-Wuerttemberg)	13,000,000 a	13,000,000
Cook County, GO Notes, VRDN, Capital Improvement 1.07% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000 a	10,000,000
State of Illinois, GO Notes:		
5%, 8/1/2004	4,000,000	4,000,426
2%, 10/22/2004	20,000,000	20,035,628
VRDN, Merlots Program:		
1.15% (Insured; FSA and Liquidity Facility; Wachovia Bank)	16,935,000 a	16,935,000
1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	9,975,000 a	9,975,000
Illinois Health Facilities Authority, Revenues:		
(Evanston Hospital Corp.):		
1.35%, 10/21/2004	10,000,000	10,000,000
1.20%, 11/15/2004	15,000,000	15,000,000
1.03%, 11/30/2004	20,000,000	20,000,000
1.60%, 3/31/2005	12,000,000	12,000,000
VRDN:		
(Franciscan Eldercare Service) 1.08% (LOC; ABN-AMRO)	10,800,000 a	10,800,000
(Rehabilitation Institute of Chicago Project) 1.08% (LOC; Bank of America)	45,100,000 a	45,100,000
Regional Transportation Authority, GO Notes VRDN, Merlots Program:		
1.15%, Series A-24 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,165,000 a	10,165,000
1.15%, Series A-73 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,945,000 a	4,945,000
Indiana—3.1%		
Indiana Bond Bank, Revenue, Mid-Year Funding Program 2.50%, 1/26/2005 (LOC; The Bank of New York)	11,500,000	11,561,979
Indiana Health Facility Financing Authority, VRDN, Health Facility Revenue (Clark Memorial Hospital Project) 1.25% (LOC; Bank One)	9,430,000 a	9,430,000
Indiana Housing Finance Authority, SFMR 1.20%, 1/6/2005	4,330,000	4,330,000
Indianapolis Local Public Improvement Bond Bank Revenue 2%, 1/6/2005	25,885,000	25,959,552
Petersburg, PCR, Refunding, VRDN (Indiana Power and Light Co.) 1.10% (Insured; AMBAC and Liquidity Facility; ABN-AMRO)	22,500,000 a	22,500,000
Iowa—.7%		
Louisa County, PCR, Refunding, VRDN (Midwest Power System Inc. Project) 1.14%	17,900,000 a	17,900,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Kansas—1.2%		
Kansas City, MFHR, Refunding, VRDN (Wood View Apartments Project) 1.14% (LOC; FHLB)	10,195,000 a	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue VRDN 1.32% (LOC; Huntington NB)	8,575,450 a	8,575,450
Wyandotte County-Kansas City Unified Government GO Notes 1.35%, 4/1/2005	10,000,000	9,986,753
Kentucky—4.2%		
Elliot County, Residential Mortgage Revenue, VRDN 1.19% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000
Jefferson County, VRDN:		
Industrial Building Revenue, Refunding (Ursuline Campus) 1.13% (LOC; Fifth Third Bank)	6,195,000 a	6,195,000
Retirement Home Revenue (Nazareth Library Project) 1.13% (LOC; Fifth Third Bank)	13,290,000 a	13,290,000
Student Housing Industrial Building Revenue (University of Louisville Project) 1.11% (LOC; Wachovia Bank)	19,900,000 a	19,900,000
Kentucky Rural Water Finance Corporation, Public Project Revenue 1.05%, 10/1/2004	3,000,000	3,000,000
Lexington-Fayette Urban County Government, Educational Building Revenue, Refunding, VRDN (Lexington Christian) 1.13% (LOC; Fifth Third Bank)	4,785,000 a	4,785,000
Madison County, Residential Mortgage Revenue, VRDN 1.19% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000
Morehead League of Cities Funding Trust, Lease Program Revenue, VRDN 1.12% (LOC; U.S. Bank NA)	10,000,000 a	10,000,000
Ohio County, PCR, VRDN (Big Rivers Electric Corp. Project) 1.09% (Insured; AMBAC and Liquidity Facility; Credit Suisse)	11,200,000 a	11,200,000
Warren County, Hospital Facility Revenue, VRDN (Bowling Green-Warren County) 1.10% (LOC; Bank One)	15,000,000 a	15,000,000
Louisiana—2.5%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenues, VRDN Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,150,000 a	8,150,000
Louisiana Public Facilities Authority, VRDN:		
HR, Refunding Hospital Equipment Financing Program 1.09% (LOC; Bank One)	36,100,000 a	36,100,000
Private Schools Revenue (Metairie Park Country Day) 1.13% (LOC; Branch Banking and Trust)	7,315,000 a	7,315,000
Tobacco Settlement Financing Corporation, Revenue, VRDN 1.28% (Liquidity Facility; Merrill Lynch)	9,115,000 a	9,115,000
Maryland—2.4%		
Frederick County, Industrial Revenue, Refunding VRDN (Manekin-Frederick Facility) 1.28% (LOC; M&T Bank)	3,105,000 a	3,105,000
Maryland Community Development Administration Department of Housing and Community Development Revenue 1.17%, 12/21/2004	10,595,000	10,595,000
Maryland Economic Development Corporation, Revenue VRDN (Legal Aid Bureau Inc. Facility) 1.28% (LOC; M&T Bank)	2,700,000 a	2,700,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Maryland (continued)		
Maryland Health and Higher Educational Facilities Authority, Revenue, VRDN:		
(Mercy Ridge) 1.08% (LOC; M&T Bank)	19,745,000 a	19,745,000
(Suburban Hospital) 1.12% (Liquidity Facility; M&T Bank)	16,000,000 a	16,000,000
Montgomery County, EDR, VRDN		
1.11% (LOC; M&T Bank)	6,000,000 a	6,000,000
Massachusetts−3.6%		
Town of Acushnet, GO Notes, BAN 1.75%, 8/13/2004	28,864,000	28,869,476
Blackstone Valley Vocational Regional School District GO Notes, BAN 1.75%, 3/11/2005	10,000,000	10,034,784
Town of Edgar, GO Notes, BAN 2.25%, 1/19/2005	6,950,000	6,977,227
Massachusetts Development Finance Agency, VRDN:		
College and University Revenue (Suffolk University) 1.18% (Insured; Radian Bank and Liquidity Facility)	32,000,000 a	32,000,000
Revenue (Lesley University) 1.13% (LOC; Fleet National Bank)	8,000,000 a	8,000,000
Michigan−7.1%		
City of Detroit, Sewage Disposal Revenue, VRDN, Merlots Program:		
1.15%, Series A103 (Insured; FGIC and Liquidity Facility; Wachovia Bank)	22,090,000 a	22,090,000
1.15%, Series A112 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,300,000 a	10,300,000
Detroit Downtown Development Authority, LR, Refunding, VRDN (Millender Center Project) 1.15% (LOC; HSBC Bank USA)	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue, VRDN:		
Merlots Program 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,490,000 a	10,490,000
Refunding 1.08% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	45,000,000 a	45,000,000
Lake St. Clair Shores Drainage District, GO Notes VRDN 1.14% (LOC; Comerica Bank)	4,965,000 a	4,965,000
State of Michigan, Revenue 2%, 9/30/2004	20,000,000	20,033,339
Michigan Hospital Finance Authority, Revenue, VRDN:		
Healthcare Equipment Loan Program 1.07% (LOC; Fifth Third Bank)	13,400,000 a	13,400,000
Hospital Equipment Loan Program 1.07% (LOC; ABN-AMRO)	10,200,000 a	10,200,000
Michigan Municipal Bond Authority, Revenue 2%, 8/23/2004 (LOC; JP Morgan Chase Bank)	17,000,000	17,009,811
Mississippi−1.0%		
Medical Center Educational Building Corporation, Revenue VRDN (Pediatric and Research Facilities Project) 1.08% (Insured; AMBAC and Liquidity Facility; Bank One)	11,000,000 a	11,000,000
Mississippi Development Bank, Special Obligation Revenue, VRDN Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,500,000 a	7,500,000
Mississippi Hospital Equipment and Facilities Authority, Revenue, VRDN (Mississippi Methodist Hospital) 1.25% (LOC; First Tennessee Bank)	6,200,000 a	6,200,000
Montana−1.4%		
Montana Facility Finance Authority, Revenue (Sisters Charity Health System) 1.23%, 12/1/2004	34,510,000	34,499,811
Nebraska−1.3%		
Nebhelp Inc., Revenue, VRDN 1.13% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank)	31,780,000 a	31,780,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Nevada−.9%		
Clark County School District, GO Notes, VRDN 1.15% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,965,000 [a]	9,965,000
Las Vegas Valley, GO Notes, CP 1.04%, 8/2/2004 (LOC: Banque Nationale De Paris and Lloyds Bank)	11,200,000	11,200,000
New Hampshire−.7%		
Durban, GO Notes, TAN 2.50%, 12/31/2004	3,700,000	3,716,486
New Hampshire Health and Education Authority, HR VRDN (Wentworth Douglass Hospital) 1.20% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank)	7,500,000 [a]	7,500,000
New Hampshire Health and Education Facilities Authority, Revenue VRDN (Exeter Hospital Group) 1.15% (LOC; Fleet National Bank)	6,500,000 [a]	6,500,000
New Jersey−.4%		
Township of East Brunswick, GO Notes BAN 1.75%, 3/18/2005	8,800,000	8,827,180
New York−2.7%		
Cornwall Central School District, GO Notes BAN 2%, 10/15/2004	15,285,500	15,309,930
Nassau County Tobacco Settlement Corporation, Revenue VRDN 1.19% (Liquidity Facility; Merrill Lynch)	7,590,000 [a]	7,590,000
New York City Municipal Water Finance Authority Water and Sewer System Revenue, CP 1.18%, 11/4/2004 (Liquidity Facility: Bayerische Landesbank and WestLB AG)	10,000,000	10,000,000
New York Counties Tobacco Trust I, Revenue, VRDN 1.19% (Liquidity Facility; Merrill Lynch)	21,525,000 [a]	21,525,000
Tobacco Settlement Financing Corporation, Revenue, VRDN 1.17% (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	10,000,000 [a]	10,000,000
Ohio−3.4%		
Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue, VRDN (Sumner Project) 1.10% (LOC; KBC Bank)	7,300,000 [a]	7,300,000
Franklin County, Health Care Facilities Revenue, VRDN (Creekside at the Village Project) 1.10% (LOC; Key Bank)	7,250,000 [a]	7,250,000
Hamilton County, Hospital Facilities Revenue, VRDN (Children's Hospital Medical Center) 1.09% (LOC; U.S. Bank)	21,550,000 [a]	21,550,000
Ohio State Higher Educational Facility, College and University Revenue VRDN (Ashland University Project) 1.13% (LOC; Key Bank)	5,000,000 [a]	5,000,000
Toledo, GO Notes, BAN 2%, 10/21/2004	10,260,000	10,273,491
University of Akron General Receipts, College and University Revenue VRDN 1.08% (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	30,000,000 [a]	30,000,000
Oklahoma−.8%		
Oklahoma Water Resources Board, Loan Program Revenue .98%, 10/1/2004 (Liquidity Facility; Bank of America)	8,000,000	8,000,000
Tulsa County Industrial Authority, Capital Improvements Revenue 1.40%, 11/15/2004 (Liquidity Facility; Bank of America)	10,000,000	10,000,000
Oregon−1.3%		
State of Oregon, GO Notes, TAN 2.25%, 11/15/2004	14,000,000	14,047,336
Oregon Housing and Community Services Department, Mortgage Revenue, Single-Family Mortgage Program 1.20%, 1/6/2005	6,840,000	6,840,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Oregon (continued)		
Salem Hospital Facility Authority, Revenue, Refunding, VRDN (Capital Manor Inc. Project) 1.13% (LOC; Bank One)	9,550,000 a	9,550,000
Pennsylvania—18.6%		
Chester County Health and Education Facilities Authority Retirement Community Revenue, VRDN (Kendal-Cosslands Communities Project) 1.11% (LOC; Allied Irish Bank)	10,000,000 a	10,000,000
Cumberland County, GO Notes, VRDN 1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,170,000 a	3,170,000
Dallastown Area School District, GO Notes, VRDN 1.13% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,800,000 a	4,800,000
Dauphin County General Authority, Revenue, VRDN:		
1.14% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	55,965,000 a	55,965,000
School District Pooled Financing Program II 1.14% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	40,200,000 a	40,200,000
Emmaus General Authority, Revenue, VRDN:		
1.10%, Sub-Series A-10 (LOC; DEPFA Bank)	13,075,000 a	13,075,000
1.10%, Sub-Series B-23 (LOC; DEPFA Bank)	33,400,000 a	33,400,000
1.10%, Sub-Series E-20 (LOC; DEPFA Bank)	6,000,000 a	6,000,000
1.10%, Sub-Series F-20 (LOC; DEPFA Bank)	11,200,000 a	11,200,000
1.10%, Sub-Series G-18 (LOC; DEPFA Bank)	14,000,000 a	14,000,000
1.11%, Series D (GIC; Goldman Sachs and Co.)	40,400,000 a	40,400,000
1.11%, Series E (GIC; Goldman Sachs and Co.)	20,500,000 a	20,500,000
1.11%, Series G (GIC; Goldman Sachs and Co.)	10,000,000 a	10,000,000
Local Government:		
1.11%, Series B-6 (GIC; Goldman Sachs and Co.)	14,300,000 a	14,300,000
1.11%, Series F-1 (GIC; Goldman Sachs and Co.)	29,800,000 a	29,800,000
Lancaster County Hospital Authority, Revenue, VRDN (Luthercare Project) 1.18% (LOC; M&T Bank)	14,250,000 a	14,250,000
Lebanon County Health Facilities Authority, VRDN:		
Health Center Revenue (United Church of Christ Homes) 1.18% (LOC; Allfirst Bank)	8,620,000 a	8,620,000
Revenue (Cornwall Manor Project) 1.18% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank)	5,780,000 a	5,780,000
Montgomery County Higher Education and Health Authority Private Schools Revenue, VRDN (William Penn Charter) 1.13% (LOC; PNC Bank)	11,000,000 a	11,000,000
Montgomery County Industrial Development Authority Revenue, VRDN (Northwestern Human Services) 1.14% (LOC; Commerce Bank)	13,930,000 a	13,930,000
New Garden General Authority, Municipal Revenue VRDN, Municipal Pooled Financing Program I 1.14% (Insured; AMBAC and Liquidity Facility: Bank of Scotia Scotia and Dexia Credit Locale)	30,750,000 a	30,750,000
State of Pennsylvania, GO Notes, VRDN Merlots Program 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,850,000 a	5,850,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Pennsylvania (continued)		
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, Refunding, VRDN (Philadelphia Protestant Home) 1.15% (LOC; Fleet National Bank)	9,310,000 a	9,310,000
Schuylkill County, GO Notes, VRDN 1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,090,000 a	7,090,000
West Cornwall Township Municipal Authority, VRDN: GO Notes, Refunding (Bethlehem School District Project) 1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	18,000,000 a	18,000,000
Revenue, Pennsylvania General Government Loan Program 1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	14,815,000 a	14,815,000
South Carolina—1.1%		
Greer, Combined Utilities System Revenue, VRDN, Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,325,000 a	8,325,000
South Carolina Jobs Economic Development Authority, Health Facilities Revenue, Refunding, VRDN (Episcopal Church Home) 1.18% (Insured; Radian Bank and Liquidity Facility; Wachovia Bank)	14,425,000 a	14,425,000
Tobacco Settlement Revenue Management Authority Tobacco Settlement Revenue, VRDN 1.28% (Liquidity Facility; Merrill Lynch)	2,645,000 a	2,645,000
Tennessee—2.5%		
Blount County Public Building Authority, Revenue VRDN, Local Government Public Improvement: 1.10%, Series A-6B (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,170,000 a	5,170,000
1.10%, Series A-7A (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,000,000 a	5,000,000
Sevier County Public Building Authority, Local Government Public Improvement, VRDN: Revenue: 1.10% (Insured; AMBAC and Liquidity Facility; KBC Bank)	8,465,000 a	8,465,000
1.10% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8,355,000 a	8,355,000
Water Revenue 1.10% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 a	12,500,000
Sevierville, GO Notes, BAN 1.50%, 9/15/2004	21,000,000	21,012,712
Texas—12.3%		
Aldine Independent School District, GO Notes 1.73%, 6/15/2005 (Insured; Permanent School Fund Guaranteed and Liquidity Facility; Dexia Credit Locale)	15,000,000	15,000,000
Dallas Area Rapid Transit, Transportation Revenue: CP 1.15%, 9/16/2004 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co. and WestLB AG)	20,000,000	20,000,000
VRDN, Merlots Program 1.15% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	24,080,000 a	24,080,000
El Paso Independent School District, GO Notes 4%, 10/7/2004 (Insured; Permanent School Fund Guaranteed and Liquidity Facility; DEPFA Bank)	12,100,000	12,161,253

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Texas (continued)		
Fort Bend County, GO Notes, Refunding Permanent Improvement 2%, 9/1/2004 (Insured; MBIA)	2,720,000	2,722,327
Harris County, GO Notes, CP 1.07%, 8/19/2004 (Liquidity Facility; Bank of Nova Scotia)	6,180,000	6,180,000
City of Houston, GO Notes, CP 1.12%, 8/25/2004 (Liquidity Facility: Bank of Nova Scotia, Landesbank Hessen-Thuringen Girozentrale and Toronto Dominion Bank)	15,000,000	15,000,000
Houston Higher Education Facility, Education Revenue CP (Rice University) 1.15%, 9/9/2004	8,000,000	8,000,000
City of San Antonio, Water Revenue:		
CP:		
1.09%, 8/18/2004 (Liquidity Facility; Bank of America)	33,500,000	33,500,000
1.10%, 8/24/2004 (Liquidity Facility; Bank of America)	5,500,000	5,500,000
VRDN:		
Merlots Program 1.15% (Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
Refunding 1.08% (Insured; MBIA and Liquidity Facility; JP Morgan Chase Bank)	7,800,000 a	7,800,000
State of Texas, Revenue, TRAN 2%, 8/31/2004	99,700,000	99,771,642
Texas Municipal Power Agency, Electric Revenue, CP 1.08%, 8/2/2004 (Liquidity Facility: Bayerische Landesbank, JP Morgan Chase Bank and State Street Bank and Trust Co.)	10,000,000	10,000,000
University of Texas System Board of Regents, Education Revenue, CP 1.12%, 9/17/2004	25,000,000	25,000,000
Utah—.9%		
Intermountain Power Agency, Electric Revenue, CP 1.11%, 8/3/2004 (Liquidity Facility: Bank of America and Bank of Nova Scotia)	20,000,000	20,000,000
Vermont—.4%		
Vermont Educational and Health Buildings Financing Agency VRDN:		
College and University Revenue, Capital Asset Financing Program 1.18% (LOC; M&T Bank)	3,525,000 a	3,525,000
Revenue (Rutland Regional Medical Project) 1.11% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank)	6,155,000 a	6,155,000
Virginia—.7%		
Alexandria Industrial Development Authority, Revenue, VRDN (Institute for Defense Analyses) 1.19% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	16,445,000 a	16,445,000
Washington—2.6%		
State of Washington, GO Notes, VRDN, Merlots Program:		
1.15% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	20,010,000 a	20,010,000
1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,970,000 a	5,970,000
Washington Health Care Facilities Authority, Revenues, VRDN:		
(Provail) 1.10% (LOC; Key Bank)	6,920,000 a	6,920,000
(Seattle Cancer Care) 1.10% (LOC; Key Bank)	21,090,000 a	21,090,000
Washington Higher Education Facilities Authority, Revenue VRDN (St. Martins College Project)		
1.12% (LOC; U.S. Bank NA)	7,115,000 a	7,115,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Wisconsin−2.1%		
Badger Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 1.23% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,560,000 [a]	6,560,000
Franklin Community Development Authority Redevelopment Revenue, VRDN (Indian Community School of Milwaukee) 1.08% (LOC; Bank One)	11,000,000 [a]	11,000,000
City of Milwaukee, GO Notes 2%, 2/15/2005 (Insured; FSA)	14,840,000	14,904,952
Sun Prairie Area School District, Revenue BAN 1.60%, 10/6/2004	5,000,000	5,000,428
State of Wisconsin, Transportation Revenue, CP 1.20%, 1/12/2005 (Liquidity Facility; WestLB AG)	13,000,000	13,000,000
Total Investments (cost $2,480,884,148)	**103.7%**	**2,480,896,512**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(87,583,002)**
Net Assets	**100.0%**	**2,393,313,510**

See footnotes on page 39.
See notes to financial statements.

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
COP	Certificate of Participation	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FHLB	Federal Home Loan Bank	**RAN**	Revenue Anticipation Notes
FHLMC	Federal Home Loan Mortgage Corporation	**RAW**	Revenue Anticipation Warrants
FNMA	Federal National Mortgage Association	**SFHR**	Single Family Housing Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GIC	Guaranteed Investment Contract	**SWDR**	Solid Waste Disposal Revenue
GNMA	Government National Mortgage Association	**TAN**	Tax Anticipation Notes
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes
IDR	Industrial Development Revenue	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

					Value (%)		
					Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Fitch	or	**Moody's**	or	**Standard & Poor's**			
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	86.2	78.5	86.2
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	7.5	9.6	9.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	6.3	11.9	4.3
					100.0	**100.0**	**100.0**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[c] Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

[d] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

Summary of Industries (Unaudited) †

	Value (%)		
	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Housing	17.7	23.2	3.9
Education	16.7	11.2	17.3
Transportation	11.9	5.4	4.1
Health Care	9.7	4.2	21.5
Industrial Revenue	9.1	16.1	3.2
State/Territory General Obligation	8.5	3.5	10.5
Utility-Electric Revenue	5.8	4.0	4.5
Utility-Water & Sewer Revenue	5.8	14.6	8.6
County General Obligation	2.9	2.6	3.1
Pollution Control	1.9	–	1.2
City-Municipal General Obligation	1.6	5.1	6.4
Other	8.2	10.0	19.4
Total	**99.8**	**99.9**	**103.7**

† Based on net assets

STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2004 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Assets ($):						
Investments at value–Note 1(a,b)+	11,485,493	12,414,802	8,027,809	1,112,395	4,380,759	2,510,989
Cash	–	–	10,694	–	–	–
Receivable for investment securites sold	–	–	–	25,001	175,006	75,002
Interest receivable	9,287	28,314	8,772	3,194	11,395	7,764
	11,494,780	**12,443,116**	**8,047,275**	**1,140,590**	**4,567,160**	**2,593,755**
Liabilities ($):						
Due to The Dreyfus Corporation and affiliates–Note 2(b)	2,365	2,947	1,948	327	1,125	669
Cash overdraft due to Custodian	11,687	2,140	–	1,444	445	12,461
Payable for shares of Beneficial Interest/Common Stock redeemed	32	426	–	–	–	11
	14,084	**5,513**	**1,948**	**1,771**	**1,570**	**13,141**
Net Assets ($)	**11,480,696**	**12,437,603**	**8,045,327**	**1,138,819**	**4,565,590**	**2,580,614**
Composition of Net Assets ($):						
Paid-in capital	11,480,709	12,437,589	8,045,499	1,138,870	4,565,590	2,580,762
Accumulated net realized gain (loss) on investments	(13)	14	(172)	(51)	–	(148)
Net Assets ($)	**11,480,696**	**12,437,603**	**8,045,327**	**1,138,819**	**4,565,590**	**2,580,614**
Net Asset Value Per Share						
Institutional Shares						
Net Assets ($)	10,056,863	9,827,509	5,088,324	539,637	2,943,192	1,560,375
Shares Outstanding	10,056,909	9,827,594	5,088,485	539,666	2,943,293	1,560,672
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares						
Net Assets ($)	1,068,461	1,036,856	1,220,401	228,935	1,286,539	787,357
Shares Outstanding	1,068,450	1,036,818	1,220,410	228,937	1,286,454	787,292
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Administrative Shares						
Net Assets ($)	216,794	951,812	1,244,242	151,476	200,216	95,209
Shares Outstanding	216,784	951,789	1,244,246	151,475	200,214	95,196
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares						
Net Assets ($)	138,578	621,426	492,360	218,771	135,643	137,673
Shares Outstanding	138,567	621,388	492,358	218,792	135,629	137,602
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	11,485,493	12,414,802	8,027,809	1,112,395	4,380,759	2,510,989

a Amounts include repurchase agreements of $1,682,000,000 for Dreyfus Treasury Cash Management. See Note 1(b).

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Assets ($):			
Investments at value–Note 1 (a)†	770,752	349,393	2,480,897
Interest receivable	1,974	931	7,092
	772,726	**350,324**	**2,487,989**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates–Note 2(b)	159	69	512
Cash overdraft due to Custodian	118	418	42,573
Payable for investment securities purchased	–	–	51,550
Payable for shares of Beneficial Interest redeemed	5	101	40
	282	**588**	**94,675**
Net Assets ($)	**772,444**	**349,736**	**2,393,314**
Composition of Net Assets ($):			
Paid-in capital	772,440	349,739	2,393,395
Accumulated net realized gain (loss) on investments	4	(3)	(94)
Accumulated gross unrealized appreciation on investments	–	–	13
Net Assets ($)	**772,444**	**349,736**	**2,393,314**
Net Asset Value Per Share			
Instititutional Shares			
Net Assets ($)	533,656	288,003	1,851,715
Shares Outstanding	533,772	288,006	1,851,842
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Investor Shares			
Net Assets ($)	89,970	54,804	236,435
Shares Outstanding	89,953	54,806	236,439
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Administrative Shares			
Net Assets ($)	128,764	2,056	282,479
Shares Outstanding	128,748	2,056	282,449
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Participant Shares			
Net Assets ($)	20,054	4,873	22,685
Shares Outstanding	20,050	4,873	22,665
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	770,752	349,393	2,480,884

See notes to financial statements.

STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2004 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Investment Income ($):						
Interest Income	**66,507**	**94,011**	**45,581**	**5,841**	**25,179**	**14,629**
Expenses:						
Management fee–Note 2(a)	11,798	16,002	8,086	1,113	4,812	2,795
Distribution fees–Note 2(b)	1,930	3,635	3,225	801	1,924	1,474
Total Expenses	**13,728**	**19,637**	**11,311**	**1,914**	**6,736**	**4,269**
Investment Income–Net	**52,779**	**74,374**	**34,270**	**3,927**	**18,443**	**10,360**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(18)**	**–**	**1**	**(1)**	**(6)**	**(17)**
Net Increase in Net Assets Resulting from Operations	**52,761**	**74,374**	**34,271**	**3,926**	**18,437**	**10,343**

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Investment Income ($):			
Interest Income	**4,528**	**1,776**	**14,044**
Expenses:			
Management fee–Note 2(a)	841	341	2,628
Distribution fees–Note 2(b)	206	57	442
Total Expenses	**1,047**	**398**	**3,070**
Investment Income–Net	**3,481**	**1,378**	**10,974**
Net Realized Gain (Loss) on Investments–Note 1(b) ($):			
Net realized gain (loss) on investments	–	–	6
Net unrealized appreciation (depreciation) on investments	–	–	13
Net Realized and Unrealized Gain (Loss) on Investments	**–**	**–**	**19**
Net Increase in Net Assets Resulting from Operations	**3,481**	**1,378**	**10,993**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

	Dreyfus Cash Management		Dreyfus Cash Management Plus, Inc.	
	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004
Operations ($):				
Investment income–net	52,779	124,101	74,374	243,417
Net realized gain (loss) on investments	(18)	126	–	8
Net Increase (Decrease) in Net Assets				
Resulting from Operations	**52,761**	**124,227**	**74,374**	**243,425**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(47,352)	(107,271)	(61,301)	(203,854)
Investor Shares	(3,857)	(11,560)	(4,159)	(13,501)
Administrative Shares	(1,079)	(4,606)	(6,852)	(19,828)
Participant Shares	(491)	(664)	(2,062)	(6,234)
Total Dividends	**(52,779)**	**(124,101)**	**(74,374)**	**(243,417)**
Beneficial Interest/Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	34,967,285	78,336,931	58,796,348	153,284,495
Investor Shares	4,088,773	9,923,067	3,383,273	9,192,938
Administrative Shares	900,860	3,314,323	5,817,361	13,103,920
Participant Shares	699,746	534,310	1,672,326	3,682,130
Dividends reinvested:				
Institutional Shares	9,409	29,474	27,467	90,249
Investor Shares	1,853	5,746	3,726	11,344
Administrative Shares	501	1,974	6,195	19,236
Participant Shares	421	549	1,952	5,982
Cost of shares redeemed:				
Institutional Shares	(34,426,462)	(80,269,427)	(63,245,511)	(163,762,783)
Investor Shares	(4,276,679)	(10,487,814)	(3,552,454)	(10,168,278)
Administrative Shares	(939,123)	(3,731,234)	(6,451,093)	(13,574,137)
Participant Shares	(693,516)	(520,678)	(2,010,058)	(3,759,193)
Increase (Decrease) in Net Assets from				
Beneficial Interest/Capital Stock Transactions	**333,068**	**(2,862,779)**	**(5,550,468)**	**(11,874,097)**
Total Increase (Decrease) In Net Assets	**333,050**	**(2,862,653)**	**(5,550,468)**	**(11,874,089)**
Net Assets ($):				
Beginning of Period	11,147,646	14,010,299	17,988,071	29,862,160
End of Period	**11,480,696**	**11,147,646**	**12,437,603**	**17,988,071**

See notes to financial statements.

	Dreyfus Government Cash Management		Dreyfus Government Prime Cash Management	
	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004
Operations ($):				
Investment income—net	34,270	95,832	3,927	7,569
Net realized gain (loss) on investments	1	(184)	(1)	10
Net Increase (Decrease) in Net Assets Resulting from Operations	**34,271**	**95,648**	**3,926**	**7,579**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(24,329)	(70,823)	(2,160)	(3,150)
Investor Shares	(4,336)	(11,627)	(711)	(1,942)
Administrative Shares	(4,126)	(9,675)	(578)	(1,369)
Participant Shares	(1,479)	(3,707)	(478)	(1,108)
Total Dividends	**(34,270)**	**(95,832)**	**(3,927)**	**(7,569)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	20,741,311	59,615,996	1,145,672	1,432,031
Investor Shares	4,469,534	8,644,437	228,067	701,314
Administrative Shares	1,857,811	3,241,925	857,227	1,189,582
Participant Shares	696,788	1,236,375	622,160	1,463,668
Dividends reinvested:				
Institutional Shares	11,512	30,415	2,010	2,759
Investor Shares	3,403	9,688	634	1,634
Administrative Shares	1,758	5,774	543	1,265
Participant Shares	1,154	2,658	427	894
Cost of shares redeemed:				
Institutional Shares	(21,073,927)	(62,321,077)	(1,022,770)	(1,305,459)
Investor Shares	(4,558,989)	(8,938,712)	(242,655)	(733,095)
Administrative Shares	(1,515,196)	(3,485,455)	(836,597)	(1,276,763)
Participant Shares	(812,718)	(1,277,340)	(633,271)	(1,560,534)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(177,559)**	**(3,235,316)**	**121,447**	**(82,704)**
Total Increase (Decrease) In Net Assets	**(177,558)**	**(3,235,500)**	**121,446**	**(82,694)**
Net Assets ($):				
Beginning of Period	8,222,885	11,458,385	1,017,373	1,100,067
End of Period	**8,045,327**	**8,222,885**	**1,138,819**	**1,017,373**

See notes to financial statements.

(amounts in thousands)

	Dreyfus Treasury Cash Management		Dreyfus Treasury Prime Cash Management	
	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004
Operations ($):				
Investment income—net	18,443	42,421	10,360	32,200
Net realized gain (loss) on investments	(6)	176	(17)	(70)
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,437**	**42,597**	**10,343**	**32,130**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(14,041)	(34,177)	(7,046)	(22,244)
Investor Shares	(3,911)	(7,554)	(2,601)	(7,739)
Administrative Shares	(199)	(176)	(334)	(826)
Participant Shares	(292)	(514)	(379)	(1,391)
Total Dividends	**(18,443)**	**(42,421)**	**(10,360)**	**(32,200)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	13,607,072	29,210,397	4,084,479	8,112,636
Investor Shares	5,064,581	7,867,829	1,572,527	3,698,184
Administrative Shares	370,103	363,162	48,163	149,427
Participant Shares	284,211	466,922	436,332	1,047,411
Dividends reinvested:				
Institutional Shares	2,992	8,026	1,776	8,754
Investor Shares	843	2,507	1,785	4,674
Administrative Shares	190	169	210	640
Participant Shares	88	248	247	760
Cost of shares redeemed:				
Institutional Shares	(13,979,301)	(29,303,464)	(4,310,961)	(9,627,602)
Investor Shares	(5,066,934)	(7,581,338)	(1,581,429)	(4,169,379)
Administrative Shares	(190,213)	(366,641)	(50,358)	(257,719)
Participant Shares	(271,877)	(396,072)	(477,158)	(1,190,857)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(178,245)**	**271,745**	**(274,387)**	**(2,223,071)**
Total Increase (Decrease) In Net Assets	**(178,251)**	**271,921**	**(274,404)**	**(2,223,141)**
Net Assets ($):				
Beginning of Period	4,743,841	4,471,920	2,855,018	5,078,159
End of Period	**4,565,590**	**4,743,841**	**2,580,614**	**2,855,018**

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus		Dreyfus New York Municipal Cash Management		Dreyfus Tax Exempt Cash Management	
	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004	Six Months Ended July 31, 2004 (Unaudited)	Year Ended January 31, 2004
Operations ($):						
Investment income–net	3,481	4,465	1,378	3,506	10,974	21,512
Net realized gain (loss) on investments	–	33	–	–	6	296
Net unrealized appreciation (depreciation) on investments	–	–	–	–	13	(2)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,481**	**4,498**	**1,378**	**3,506**	**10,993**	**21,806**
Dividends to Shareholders from ($):						
Investment income–net:						
Institutional Shares	(2,711)	(2,806)	(1,247)	(3,298)	(9,300)	(18,304)
Investor Shares	(283)	(605)	(117)	(164)	(571)	(828)
Administrative Shares	(443)	(963)	(6)	(30)	(1,009)	(2,125)
Participant Shares	(44)	(91)	(8)	(14)	(94)	(255)
Total Dividends	**(3,481)**	**(4,465)**	**(1,378)**	**(3,506)**	**(10,974)**	**(21,512)**
Beneficial Interest Transactions ($1.00 per share):						
Net proceeds from shares sold:						
Institutional Shares	2,141,042	2,179,247	313,358	806,445	6,610,666	10,440,958
Investor Shares	327,670	439,916	83,317	69,837	569,448	529,666
Administrative Shares	208,557	358,021	10,368	61,500	359,880	609,186
Participant Shares	77,943	69,337	11,572	4,673	101,222	280,737
Dividends reinvested:						
Institutional Shares	1,984	2,217	294	874	4,563	8,428
Investor Shares	239	518	117	164	304	371
Administrative Shares	438	948	6	28	632	1,558
Participant Shares	44	90	8	14	27	68
Cost of shares redeemed:						
Institutional Shares	(2,331,695)	(1,682,956)	(333,227)	(916,524)	(6,697,994)	(10,588,396)
Investor Shares	(325,657)	(444,983)	(56,868)	(62,579)	(455,668)	(527,153)
Administrative Shares	(188,775)	(360,562)	(8,554)	(67,614)	(390,329)	(483,410)
Participant Shares	(76,501)	(66,980)	(9,108)	(4,248)	(125,027)	(373,341)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(164,711)**	**494,813**	**11,283**	**(107,430)**	**(22,276)**	**(101,328)**
Total Increase (Decrease) In Net Assets	**(164,711)**	**494,846**	**11,283**	**(107,430)**	**(22,257)**	**(101,034)**
Net Assets ($):						
Beginning of Period	937,155	442,309	338,453	445,883	2,415,571	2,516,605
End of Period	**772,444**	**937,155**	**349,736**	**338,453**	**2,393,314**	**2,415,571**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | | |
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.005	(.005)	1.00	.92[a]	.20[a]	.93[a]	10,057
Year Ended January 31,								
2004	1.00	.010	(.010)	1.00	.99	.20	.99	9,507
2003	1.00	.016	(.016)	1.00	1.66	.20	1.65	11,410
2002	1.00	.037	(.037)	1.00	3.77	.20	3.64	13,260
2001	1.00	.063	(.063)	1.00	6.46	.20	6.24	9,125
2000	1.00	.051	(.051)	1.00	5.19	.20	5.12	9,015
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.68[a]	.45[a]	.68[a]	1,068
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.74	.45	.74	1,254
2003	1.00	.014	(.014)	1.00	1.41	.45	1.40	1,814
2002	1.00	.035	(.035)	1.00	3.51	.45	3.39	1,286
2001	1.00	.060	(.060)	1.00	6.19	.45	5.99	967
2000	1.00	.048	(.048)	1.00	4.93	.45	4.88	678
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.82[a]	.30[a]	.83[a]	217
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.89	.30	.89	255
2003	1.00	.015	(.015)	1.00	1.56	.30	1.55	669
2002	1.00	.036	(.036)	1.00	3.67	.30	3.54	506
2001	1.00	.062	(.062)	1.00	6.35	.30	6.14	126
2000	1.00	.050	(.050)	1.00	5.08	.30	5.02	173
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.52[a]	.60[a]	.53[a]	139
Year Ended January 31,								
2004	1.00	.006	(.006)	1.00	.59	.60	.59	132
2003	1.00	.012	(.012)	1.00	1.26	.60	1.25	118
2002	1.00	.033	(.033)	1.00	3.36	.60	3.24	201
2001	1.00	.059	(.059)	1.00	6.04	.60	5.84	202
2000	1.00	.047	(.047)	1.00	4.77	.60	4.72	216

[a] *Annualized.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management Plus, Inc.								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.005	(.005)	1.00	.98[a]	.20[a]	.97[a]	9,828
Year Ended January 31,								
2004	1.00	.011	(.011)	1.00	1.06	.20	1.07	14,249
2003	1.00	.018	(.018)	1.00	1.78	.20	1.78	24,637
2002	1.00	.038	(.038)	1.00	3.91	.20	3.54	27,179
2001	1.00	.063	(.063)	1.00	6.49	.20	6.33	10,352
2000	1.00	.051	(.051)	1.00	5.22	.20	5.08	6,524
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.72[a]	.45[a]	.72[a]	1,037
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.81	.45	.82	1,203
2003	1.00	.015	(.015)	1.00	1.53	.45	1.53	2,166
2002	1.00	.036	(.036)	1.00	3.66	.45	3.29	1,547
2001	1.00	.061	(.061)	1.00	6.23	.45	6.08	749
2000	1.00	.048	(.048)	1.00	4.95	.45	4.84	697
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.88[a]	.30[a]	.87[a]	952
Year Ended January 31,								
2004	1.00	.010	(.010)	1.00	.96	.30	.97	1,579
2003	1.00	.017	(.017)	1.00	1.68	.30	1.68	2,030
2002	1.00	.037	(.037)	1.00	3.81	.30	3.44	932
2001	1.00	.062	(.062)	1.00	6.39	.30	6.23	39
2000	1.00	.050	(.050)	1.00	5.12	.30	4.99	30
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.58[a]	.60[a]	.57[a]	621
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.65	.60	.67	957
2003	1.00	.014	(.014)	1.00	1.38	.60	1.38	1,028
2002	1.00	.034	(.034)	1.00	3.50	.60	3.14	491
2001	1.00	.059	(.059)	1.00	6.07	.60	5.93	430
2000	1.00	.047	(.047)	1.00	4.80	.60	4.70	186

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Goverment Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.005	(.005)	1.00	.92[a]	.20[a]	.93[a]	5,089
Year Ended January 31,								
2004	1.00	.010	(.010)	1.00	1.03	.20	1.03	5,409
2003	1.00	.017	(.017)	1.00	1.75	.20	1.74	8,084
2002	1.00	.037	(.037)	1.00	3.81	.20	3.55	7,049
2001	1.00	.061	(.061)	1.00	6.28	.20	6.08	4,064
2000	1.00	.049	(.049)	1.00	5.00	.20	4.88	3,573
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.68[a]	.45[a]	.68[a]	1,220
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.78	.45	.78	1,307
2003	1.00	.015	(.015)	1.00	1.50	.45	1.49	1,591
2002	1.00	.035	(.035)	1.00	3.55	.45	3.30	1,510
2001	1.00	.059	(.059)	1.00	6.01	.45	5.83	643
2000	1.00	.046	(.046)	1.00	4.74	.45	4.62	504
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.82[a]	.30[a]	.83[a]	1,244
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.93	.30	.93	900
2003	1.00	.016	(.016)	1.00	1.65	.30	1.64	1,138
2002	1.00	.036	(.036)	1.00	3.71	.30	3.45	623
2001	1.00	.060	(.060)	1.00	6.17	.30	5.98	70
2000	1.00	.048	(.048)	1.00	4.89	.30	4.78	19
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.52[a]	.60[a]	.53[a]	492
Year Ended January 31,								
2004	1.00	.006	(.006)	1.00	.62	.60	.63	607
2003	1.00	.013	(.013)	1.00	1.35	.60	1.34	645
2002	1.00	.033	(.033)	1.00	3.40	.60	3.15	523
2001	1.00	.057	(.057)	1.00	5.85	.60	5.68	49
2000	1.00	.045	(.045)	1.00	4.58	.60	4.48	43

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.84[a]	.20[a]	.85[a]	540
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.94	.20	.91	415
2003	1.00	.016	(.016)	1.00	1.61	.20	1.60	285
2002	1.00	.035	(.035)	1.00	3.56	.20	3.39	360
2001	1.00	.061	(.061)	1.00	6.27	.20	5.99	288
2000	1.00	.049	(.049)	1.00	5.04	.20	4.98	397
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.60[a]	.45[a]	.60[a]	229
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.69	.45	.66	243
2003	1.00	.014	(.014)	1.00	1.36	.45	1.35	273
2002	1.00	.033	(.033)	1.00	3.31	.45	3.14	196
2001	1.00	.058	(.058)	1.00	6.00	.45	5.74	65
2000	1.00	.047	(.047)	1.00	4.78	.45	4.73	39
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.74[a]	.30[a]	.75[a]	151
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.84	.30	.81	130
2003	1.00	.015	(.015)	1.00	1.51	.30	1.50	216
2002	1.00	.034	(.034)	1.00	3.46	.30	3.29	86
2001	1.00	.060	(.060)	1.00	6.16	.30	5.89	6
2000	1.00	.048	(.048)	1.00	4.95	.30	4.88	1
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.44[a]	.60[a]	.45[a]	219
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.54	.60	.51	229
2003	1.00	.012	(.012)	1.00	1.21	.60	1.20	325
2002	1.00	.031	(.031)	1.00	3.15	.60	2.99	399
2001	1.00	.057	(.057)	1.00	5.84	.60	5.59	320
2000	1.00	.045	(.045)	1.00	4.63	.60	4.58	196

[a] *Annualized.*
See notes to financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.84[a]	.20[a]	.85[a]	2,943
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.93	.20	.93	3,312
2003	1.00	.016	(.016)	1.00	1.59	.20	1.57	3,397
2002	1.00	.036	(.036)	1.00	3.62	.20	3.42	2,787
2001	1.00	.060	(.060)	1.00	6.12	.20	5.93	2,138
2000	1.00	.048	(.048)	1.00	4.88	.20	4.76	1,879
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.60[a]	.45[a]	.60[a]	1,287
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.68	.45	.68	1,288
2003	1.00	.013	(.013)	1.00	1.34	.45	1.32	999
2002	1.00	.033	(.033)	1.00	3.36	.45	3.17	1,035
2001	1.00	.057	(.057)	1.00	5.86	.45	5.68	671
2000	1.00	.045	(.045)	1.00	4.62	.45	4.53	472
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.74[a]	.30[a]	.75[a]	200
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.83	.30	.83	20
2003	1.00	.015	(.015)	1.00	1.49	.30	1.47	23
2002	1.00	.035	(.035)	1.00	3.52	.30	3.32	127
2001	1.00	.059	(.059)	1.00	6.02	.30	5.83	22
2000	1.00	.047	(.047)	1.00	4.78	.30	4.66	23
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.44[a]	.60[a]	.45[a]	136
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.52	.60	.53	123
2003	1.00	.012	(.012)	1.00	1.19	.60	1.17	52
2002	1.00	.032	(.032)	1.00	3.21	.60	3.02	121
2001	1.00	.056	(.056)	1.00	5.70	.60	5.53	119
2000	1.00	.044	(.044)	1.00	4.46	.60	4.36	33

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.84[a]	.20[a]	.85[a]	1,560
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.92	.20	.93	1,785
2003	1.00	.016	(.016)	1.00	1.58	.20	1.56	3,291
2002	1.00	.036	(.036)	1.00	3.68	.20	3.40	3,331
2001	1.00	.058	(.058)	1.00	5.94	.20	5.74	1,936
2000	1.00	.046	(.046)	1.00	4.72	.20	4.61	2,227
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.60[a]	.45[a]	.60[a]	787
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.67	.45	.68	794
2003	1.00	.013	(.013)	1.00	1.32	.45	1.31	1,261
2002	1.00	.034	(.034)	1.00	3.42	.45	3.15	1,300
2001	1.00	.055	(.055)	1.00	5.68	.45	5.49	502
2000	1.00	.044	(.044)	1.00	4.46	.45	4.36	412
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.74[a]	.30[a]	.75[a]	95
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.82	.30	.83	97
2003	1.00	.015	(.015)	1.00	1.48	.30	1.46	205
2002	1.00	.035	(.035)	1.00	3.57	.30	3.30	62
2001	1.00	.057	(.057)	1.00	5.84	.30	5.64	10
2000	1.00	.045	(.045)	1.00	4.62	.30	4.51	19
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.44[a]	.60[a]	.45[a]	138
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.52	.60	.53	179
2003	1.00	.012	(.012)	1.00	1.18	.60	1.16	321
2002	1.00	.032	(.032)	1.00	3.26	.60	3.00	522
2001	1.00	.054	(.054)	1.00	5.52	.60	5.34	609
2000	1.00	.042	(.042)	1.00	4.31	.60	4.23	138

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Municipal Cash Management Plus								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.88[a]	.20[a]	.88[a]	534
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.93	.20	.92	722
2003	1.00	.013	(.013)	1.00	1.33	.20	1.31	224
2002	1.00	.026	(.026)	1.00	2.59	.20	2.52	125
2001	1.00	.039	(.039)	1.00	4.01	.20	3.94	133
2000	1.00	.031	(.031)	1.00	3.18	.20	3.12	129
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.62[a]	.45[a]	.63[a]	90
Year Ended January 31,								
2004	1.00	.007	(.007)	1.00	.68	.45	.67	88
2003	1.00	.011	(.011)	1.00	1.08	.45	1.06	92
2002	1.00	.023	(.023)	1.00	2.34	.45	2.27	63
2001	1.00	.037	(.037)	1.00	3.75	.45	3.69	45
2000	1.00	.029	(.029)	1.00	2.93	.45	2.86	49
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.78[a]	.30[a]	.78[a]	129
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.83	.30	.82	108
2003	1.00	.012	(.012)	1.00	1.23	.30	1.21	110
2002	1.00	.025	(.025)	1.00	2.48	.30	2.42	71
2001	1.00	.038	(.038)	1.00	3.91	.30	3.84	—[b]
2000	1.00	.030	(.030)	1.00	3.08	.30	3.02	—[b]
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.48[a]	.60[a]	.48[a]	20
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.52	.60	.52	19
2003	1.00	.009	(.009)	1.00	.93	.60	.91	16
2002	1.00	.022	(.022)	1.00	2.18	.60	2.12	16
2001	1.00	.035	(.035)	1.00	3.60	.60	3.54	14
2000	1.00	.027	(.027)	1.00	2.77	.60	2.72	—[b]

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus New York Municipal Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.84[a]	.20[a]	.84[a]	288
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.88	.20	.89	308
2003	1.00	.013	(.013)	1.00	1.26	.20	1.25	417
2002	1.00	.024	(.024)	1.00	2.41	.20	2.24	588
2001	1.00	.038	(.038)	1.00	3.87	.20	3.80	330
2000	1.00	.030	(.030)	1.00	3.03	.20	2.98	265
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.60[a]	.45[a]	.59[a]	55
Year Ended January 31,								
2004	1.00	.006	(.006)	1.00	.63	.45	.64	28
2003	1.00	.010	(.010)	1.00	1.01	.45	1.00	21
2002	1.00	.021	(.021)	1.00	2.15	.45	1.99	17
2001	1.00	.036	(.036)	1.00	3.61	.45	3.55	12
2000	1.00	.027	(.027)	1.00	2.77	.45	2.73	11
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.74[a]	.30[a]	.74[a]	2
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.79	.30	.79	−[b]
2003	1.00	.011	(.011)	1.00	1.15	.30	1.15	6
2002	1.00	.023	(.023)	1.00	2.30	.30	2.14	3
2001	1.00	.037	(.037)	1.00	3.77	.30	3.70	−[b]
2000	1.00	.029	(.029)	1.00	2.93	.30	2.88	−[b]
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.44[a]	.60[a]	.44[a]	5
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.48	.60	.49	2
2003	1.00	.009	(.009)	1.00	.86	.60	.85	2
2002	1.00	.020	(.020)	1.00	2.04	.60	1.84	−[b]
2001	1.00	.034	(.034)	1.00	3.46	.60	3.40	1
2000	1.00	.026	(.026)	1.00	2.62	.60	2.58	−[b]

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Tax Exempt Cash Management								
Institutional Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.86[a]	.20[a]	.87[a]	1,852
Year Ended January 31,								
2004	1.00	.009	(.009)	1.00	.90	.20	.89	1,934
2003	1.00	.013	(.013)	1.00	1.29	.20	1.28	2,073
2002	1.00	.025	(.025)	1.00	2.50	.20	2.40	1,880
2001	1.00	.039	(.039)	1.00	3.95	.20	3.85	1,538
2000	1.00	.031	(.031)	1.00	3.11	.20	3.05	1,059
Investor Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.003	(.003)	1.00	.62[a]	.45[a]	.62[a]	236
Year Ended January 31,								
2004	1.00	.006	(.006)	1.00	.65	.45	.64	122
2003	1.00	.010	(.010)	1.00	1.04	.45	1.03	119
2002	1.00	.022	(.022)	1.00	2.25	.45	2.15	195
2001	1.00	.036	(.036)	1.00	3.69	.45	3.60	154
2000	1.00	.028	(.028)	1.00	2.86	.45	2.80	223
Administrative Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.004	(.004)	1.00	.76[a]	.30[a]	.77[a]	282
Year Ended January 31,								
2004	1.00	.008	(.008)	1.00	.80	.30	.79	312
2003	1.00	.012	(.012)	1.00	1.19	.30	1.18	185
2002	1.00	.024	(.024)	1.00	2.40	.30	2.30	7
2001	1.00	.038	(.038)	1.00	3.85	.30	3.75	−[b]
2000	1.00	.030	(.030)	1.00	3.00	.30	2.95	2
Participant Shares								
Six Months Ended July 31, 2004 (Unaudited)	1.00	.002	(.002)	1.00	.46[a]	.60[a]	.47[a]	23
Year Ended January 31,								
2004	1.00	.005	(.005)	1.00	.50	.60	.49	46
2003	1.00	.009	(.009)	1.00	.89	.60	.88	139
2002	1.00	.021	(.021)	1.00	2.10	.60	2.00	151
2001	1.00	.035	(.035)	1.00	3.54	.60	3.45	168
2000	1.00	.027	(.027)	1.00	2.70	.60	2.65	131

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is a diversified series. Dreyfus New York Municipal Cash Management is a non-diversified series. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares. Investor Shares, Administrative Shares and Participant Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income,

expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the funds' Board members to represent the fair value of each fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

(d) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income–net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(e) Federal income taxes: It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

Table 1 summarizes each fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2004.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal year ended January 31, 2004, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

Table 1.

	Expiring in fiscal:				($ x 1,000)				
	2005†	2006†	2007†	2008†	2009†	2010†	2011†	2012†	Total
Dreyfus Cash Management	–	–	–	–	–	–	–	–	–
Dreyfus Cash Management Plus, Inc.	–	–	–	–	–	–	–	–	–
Dreyfus Government Cash Management	–	–	–	–	–	–	–	173	173
Dreyfus Government Prime Cash Management	–	–	–	10	39	–	4	–	53
Dreyfus Treasury Cash Management	–	–	–	–	–	–	–	–	–
Dreyfus Treasury Prime Cash Management	–	–	–	–	61	–	–	70	131
Dreyfus Municipal Cash Management Plus	–	–	–	–	–	–	–	–	–
Dreyfus New York Municipal Cash Management	3	–	–	–	–	–	–	–	3
Dreyfus Tax Exempt Cash Management	–	–	–	100	–	–	–	–	100

† *If not applied, the carryovers expire in the above years.*

The tax character of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management distributions paid to shareholders during the fiscal year ended January 31, 2004, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At July 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20 of 1% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares and Participant Shares, Rule 12b-1 Service Plan expenses.

(b) Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares and Participant Shares, each fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25, .10 and .40 of 1% of the value of the average daily net assets of Investor Shares, Administrative Shares and Participant Shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a fund's, Investor Shares, Administrative Shares and Participant Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2004.

Table 2.

	Investor Shares ($)	Administrative Shares ($)	Participant Shares ($)
Dreyfus Cash Management	1,427,469	130,973	371,701
Dreyfus Cash Management Plus, Inc.	1,422,985	785,237	1,427,019
Dreyfus Government Cash Management	1,600,791	495,372	1,128,751
Dreyfus Government Prime Cash Management	296,981	76,966	427,336
Dreyfus Treasury Cash Management	1,636,873	24,495	262,833
Dreyfus Treasury Prime Cash Management	1,089,038	44,637	340,365
Dreyfus Municipal Cash Management Plus	112,102	57,019	36,862
Dreyfus New York Municipal Cash Management	48,784	793	7,169
Dreyfus Tax Exempt Cash Management	228,372	131,829	81,461

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(c) Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus, Inc.) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 90 billion shares of $.001 par value Common Stock.

NOTE 4—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

Table 3.

	Management Fees ($)	Rule 12b-1 Service Plan Fees ($)
Dreyfus Cash Management	2,038,819	326,251
Dreyfus Cash Management Plus, Inc.	2,369,717	577,475
Dreyfus Government Cash Management	1,394,785	552,926
Dreyfus Government Prime Cash Management	193,345	133,484
Dreyfus Treasury Cash Management	797,314	327,688
Dreyfus Treasury Prime Cash Management	438,005	230,795
Dreyfus Municipal Cash Management Plus	121,753	37,380
Dreyfus New York Municipal Cash Management	54,370	14,301
Dreyfus Tax Exempt Cash Management	432,303	80,543

NOTES

For More Information

Dreyfus Cash Management Funds

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

E-mail Access Dreyfus Institutional Services Division at www.LIONSALES.com.
        You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending October 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q; the fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov; and the fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC, and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

